Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-282373 and 333-289967

Prospectus Supplement To Prospectus dated August 29, 2025

United Mexican States

U.S.$1,500,000,000 4.750% Global Notes due 2031

U.S.$4,000,000,000 5.375% Global Notes due 2033

U.S.$2,500,000,000 5.625% Global Notes due 2035

The 4.750% Global Notes due 2031 (the “2031 notes”) will mature on March 22, 2031. The 5.375% Global Notes due 2033 (the “2033 notes”) will mature on March 22, 2033. The 5.625% Global Notes due 2035 (the “2035 notes”) will mature on September 22, 2035. We refer to the 2031 notes, the 2033 notes and the 2035 notes collectively as the “notes.” Mexico will pay interest on the notes on March 22 and September 22 of each year, commencing March 22, 2026. Mexico may redeem the notes, in whole or in part, before maturity on the terms described herein. The notes will not be entitled to the benefit of any sinking or similar fund. The offering of each series of notes pursuant to this prospectus supplement is independent of each offering of the other series of notes, and they are not conditioned on each other.

The notes will be issued under an indenture, and each of the 2031 notes, the 2033 notes and the 2035 notes constitutes a separate series under the indenture. The indenture contains provisions regarding future modifications to the terms of the notes that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Under these provisions, which are described beginning on page 17 of the corresponding prospectus dated August 29, 2025, Mexico may amend the payment provisions of the notes and other reserved matters listed in the indenture with the consent of the holders of: (1) with respect to a single series of notes, more than 75% of the aggregate principal amount of the outstanding notes of such series; (2) with respect to two or more series of notes, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of notes, more than 66 2/3% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding notes of each series affected by the proposed modification, taken individually.

Application will be made to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange (the “Euro MTF”). No assurances can be given by Mexico that such applications will be approved or that such listings will be maintained.

The Euro MTF is not a regulated market for the purposes of Directive 2014/65/EU on markets in financial instruments (as amended, “MiFID II”) or Regulation (EU) No 600/2014 as it forms part of United Kingdom (“UK”) domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”) (“UK MiFIR”).

Section 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) Notification.

The notes are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018).

Neither the Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of these securities or determined whether this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes have not been and will not be registered with the National Securities Registry (Registro Nacional de Valores) maintained by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to investors that qualify as accredited or institutional investors in Mexico, pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores) and regulations thereunder. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational and statistical purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency, liquidity or credit quality of Mexico, the investment quality of the notes, or that the information contained in this prospectus supplement or the prospectus is accurate or complete, or validates any legal action that is void under applicable law. Mexico has prepared this prospectus supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

	Price to Public(1)		Underwriting Discount		Proceeds to Mexico, before expenses(1)
Per 2031 note		99.632%		0.150%		99.482%
Total for the 2031 notes	U.S.$	1,494,480,000	U.S.$	2,250,000	U.S.$	1,492,230,000
Per 2033 note		99.634%		0.150%		99.484%
Total for the 2033 notes	U.S.$	3,985,360,000	U.S.$	6,000,000	U.S.$	3,979,360,000
Per 2035 note		99.532%		0.150%		99.382%
Total for the 2035 notes	U.S.$	2,488,300,000	U.S.$	3,750,000	U.S.$	2,484,550,000

(1)	Plus accrued interest, if any, from September 22, 2025 to the date of settlement, which is expected to be September 22, 2025.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company (“DTC”), the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream”) against payment on or about September 22, 2025.

Some of the notes will be offered and sold in transactions that are exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Regulation S thereunder, and this prospectus supplement may be used in connection with such offers and sales.

Global Coordinators and Joint Lead Bookrunners

BofA Securities	Citigroup	J.P. Morgan

Joint Bookrunners

Deutsche Bank Securities	Goldman Sachs & Co. LLC	Mizuho	SMBC Nikko

September 16, 2025

Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the corresponding prospectus.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement supplements the corresponding prospectus dated August 29, 2025, relating to Mexico’s debt securities and warrants. If the information in this prospectus supplement differs from the information contained in the prospectus, you should rely on the information in this prospectus supplement.

You should read this prospectus supplement along with the corresponding prospectus. Both documents contain information you should consider when making your investment decision. Mexico is responsible for the information contained and incorporated by reference in this prospectus supplement and in any related free-writing prospectus or prospectus supplement that Mexico prepares or authorizes. Mexico has not authorized anyone else to provide you with any other information and takes no responsibility for any other information that others may give you. Mexico and the underwriters are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the corresponding prospectus is current only as of the dates of this prospectus supplement and the corresponding prospectus, respectively.

Mexico is furnishing this prospectus supplement and the corresponding prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this prospectus supplement and the corresponding prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts the omission of which makes this prospectus supplement and the corresponding prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this prospectus supplement and the corresponding prospectus.

This prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this prospectus supplement and the offer or sale of notes may be restricted by law in certain jurisdictions. Mexico and the underwriters do not represent that this prospectus supplement may be lawfully distributed, or that any notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by Mexico or the underwriters which would permit a public offering of the notes or distribution of this prospectus supplement in any jurisdiction where action for that purpose is required, other than the United States of America. Accordingly, no notes may be offered or sold, directly or indirectly, and neither this prospectus supplement nor any offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations, and the underwriters have represented that all offers and sales by them will be made on the same terms. Persons into whose possession this prospectus supplement comes are required by Mexico and the underwriters to inform themselves about and to observe any such restriction. In particular, there are restrictions on the distribution of this prospectus supplement and the offer or sale of notes in Austria, Belgium, Brazil, Canada, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Luxembourg, Mexico, Netherlands, Peru, Singapore, Spain, Switzerland, the United Kingdom and Uruguay, see the sections entitled “Plan of Distribution (Conflicts of Interest)” in this prospectus supplement and “Plan of Distribution” in the corresponding prospectus.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

PROHIBITION OF SALES TO UK RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the EUWA; or (ii) a customer within the meaning of the provisions of the UK Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of UK MiFIR. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

This prospectus supplement is only being distributed to and is only directed at (i) persons who are outside the UK or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus supplement or any of its contents.

FORWARD-LOOKING STATEMENTS

This prospectus supplement may contain forward-looking statements. Statements that are not historical facts, including statements about Mexico’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Mexico undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Mexico cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:

•

Adverse external factors, such as high international interest rates, low oil prices, measures restricting exports and imports, a prevailing global inflationary environment and recession or low growth in Mexico’s trading partners. High international interest rates could increase Mexico’s expenditures, low oil prices could decrease the Mexican Government’s revenues and recession or low growth in Mexico’s main trading partners or restrictions on trade could lead to fewer exports and availability of foreign currencies to service debt. A combination of these factors could negatively affect Mexico’s current account.

•

Instability or volatility in the international financial markets. This could lead to domestic volatility, making it more complicated for the Mexican Government to achieve its macroeconomic goals. This could also lead to declines in foreign investment inflows, including portfolio investment in particular.

•

Adverse domestic factors, such as the implementation of legislation impacting foreign investment, domestic inflation, high domestic interest rates, exchange rate volatility and political uncertainty. Each of these could lead to lower growth in Mexico, declines in foreign direct and portfolio investment and potentially lower international reserves.

•	Global or national health considerations, including the outbreak of pandemic or contagious disease, such as the coronavirus pandemic.

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the corresponding prospectus. It does not contain all the information that you should consider before investing in the notes. You should carefully read this entire prospectus supplement.

Issuer	The United Mexican States

Issue Date	September 22, 2025

Specified Currency	U.S. dollars (U.S.$)

Authorized Denominations	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof

Form	Registered; Book-Entry through the facilities of DTC, Euroclear and Clearstream.

Regular Record Date	Close of business on the Business Day preceding the applicable Interest Payment Date

Status	The notes will constitute direct, general, unconditional and unsubordinated public external indebtedness of Mexico for which the full faith and credit of Mexico is pledged. The notes of each series rank and will rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico. It is understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness.

2031 notes:

Aggregate Principal Amount	U.S.$1,500,000,000

Issue Price	99.632%, plus accrued interest, if any, from September 22, 2025

Maturity Date	March 22, 2031

Interest Rate	4.750% per annum, accruing from September 22, 2025

Interest Payment Date	Semi-annually on March 22 and September 22 of each year, commencing on March 22, 2026

Optional Redemption

Prior to February 22, 2031 (one month prior to their maturity date) (the “2031 notes Par Call Date”), Mexico may redeem the 2031 notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2031 notes matured on the 2031 notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2031 notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2031 notes Par Call Date, Mexico may redeem the 2031 notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2031 notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” for this purpose means, with respect to any redemption date, the yield determined by Mexico as described below under “Description of the Notes—Optional Redemption – 2031 notes.”

2033 notes:

Aggregate Principal Amount	U.S.$4,000,000,000

Issue Price	99.634%, plus accrued interest, if any, from September 22, 2025

Maturity Date	March 22, 2033

Interest Rate	5.375% per annum, accruing from September 22, 2025

Interest Payment Date	Semi-annually on March 22 and September 22 of each year, commencing on March 22, 2026

Optional Redemption

Prior to January 22, 2033 (two months prior to their maturity date) (the “2033 notes Par Call Date”), Mexico may redeem the 2033 notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2033 notes matured on the 2033 notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2033 notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2033 notes Par Call Date, Mexico may redeem the 2033 notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2033 notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” for this purpose means, with respect to any redemption date, the yield determined by Mexico as described below under “Description of the Notes—Optional Redemption – 2033 notes.”

2035 notes:

Aggregate Principal Amount	U.S.$2,500,000,000

Issue Price	99.532%, plus accrued interest, if any, from September 22, 2025

Maturity Date	September 22, 2035

Interest Rate	5.625% per annum, accruing from September 22, 2025

Interest Payment Date	Semi-annually on March 22 and September 22 of each year, commencing on March 22, 2026

Optional Redemption

Prior to June 22, 2035 (three months prior to their maturity date) (the “2035 notes Par Call Date”), Mexico may redeem the 2035 notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2035 notes matured on the 2035 notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2035 notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2035 notes Par Call Date, Mexico may redeem the 2035 notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2035 notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” for this purpose means, with respect to any redemption date, the yield determined by Mexico as described below under “Description of the Notes—Optional Redemption – 2035 notes.”

Optional Repayment	Holders of the notes will not have the option to elect repayment by Mexico before the maturity dates of the notes.

Use of Proceeds

Mexico intends to use the net proceeds from the sale of the notes for the general purposes of the Government of Mexico, including the refinancing, repurchase or retirement of domestic and/or external indebtedness of Mexico, as well as to make a capital contribution to Petróleos Mexicanos (PEMEX) as authorized under Article 2 of the Federal Revenue Law for 2025, which in turn will be used by PEMEX to partially repay and redeem certain of its outstanding short-term securities and repurchase certain of its outstanding securities pursuant to the tender offer announced by PEMEX on September 2, 2025 (the “PEMEX Tender Offer”). The PEMEX Tender Offer is made solely by means of an offer to purchase issued by PEMEX and this prospectus does not constitute an offer with respect thereto.

Following this offering, Mexico may enter into additional financing transactions for the general purposes of the Government of Mexico, including the refinancing, repurchase or retirement of domestic and/or external indebtedness of Mexico, as well as to make a capital contribution to PEMEX as authorized under Article 2 of the Federal Revenue Law for 2025.

For further information, see “Use of Proceeds.”

Underwriters	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC Mizuho Securities USA LLC SMBC Nikko Securities America, Inc.

Listing	Application will be made to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange. The Luxembourg Stock Exchange has allocated to Mexico the number 2395 for listing purposes. The Euro MTF Market is not a regulated market for the purposes of MiFID II or UK MiFIR. No assurances can be given by Mexico that such applications will be approved or that such listings will be maintained.

Luxembourg Stock Exchange Legal Entity Identifier	254900EGTWEU67VP6075

Securities Codes

2031 notes:	ISIN: US91087BBJ89 CUSIP: 91087B BJ8

2033 notes:	ISIN: US91087BBK52 CUSIP: 91087B BK5

2035 notes:	ISIN: US91087BBL36 CUSIP: 91087B BL3

Trustee, Principal Paying Agent, Transfer Agent and Registrar	Deutsche Bank Trust Company Americas

Luxembourg Listing Agent	Banque Internationale à Luxembourg S.A.

Withholding Taxes and Additional Amounts	Subject to certain exceptions, Mexico will make all payments on the notes without withholding or deducting any Mexican taxes. Under Mexican law, Mexico is not required to make any such withholding or deduction. For further information, see “Description of the Securities—Additional Amounts” in the corresponding prospectus.

Taxation	Payments of principal or interest under the 2031 notes, the 2033 notes and the 2035 notes made to holders of such notes that are non-resident of Mexico for tax purposes will not be subject to Mexican withholding or similar taxes.

Further Issues	Mexico may from time to time, without the consent of holders of each series of notes, as the case may be, increase the size of the issue of the notes, or issue additional notes of such series having the same terms and conditions as the notes of such series in all respects, except for the issue date, issue price and first payment on those additional notes. Additional notes issued in this manner will be consolidated and form a single series with the previously outstanding notes of such series. Any additional notes subsequently issued that for U.S. federal income tax purposes (i) are not issued pursuant to a “qualified reopening” of the notes, (ii) are not treated as part of the same “issue” as the notes, and (iii) are not issued with less than a de minimis amount of original issue discount shall have a separate CUSIP, ISIN, common code or other identifying number from the previously outstanding notes of such series.

Payment of Principal and Interest	Principal of and interest on the notes will be payable by Mexico to the Principal Paying Agent in U.S. dollars.

Governing Law	New York; provided, however, that all matters governing Mexico’s authorization and execution of the indenture and the notes will be governed by and construed in accordance with the laws of Mexico. Notwithstanding any authorization or any reserved matter modification, all matters related to the consent of holders and to modifications of the indenture or the notes will always be governed by and construed in accordance with the law of the State of New York.

Additional Provisions	The notes will contain provisions regarding future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Those provisions are described beginning on page 17 of the corresponding prospectus dated August 29, 2025.

Conflicts of Interest	As described in “Use of Proceeds,” some of the net proceeds of this offering may be used by Mexico to make a capital contribution to PEMEX, which in turn will be used by PEMEX to partially repay and redeem certain of its outstanding short-term securities and repurchase certain of its outstanding securities pursuant to the PEMEX Tender Offer. Affiliates of the underwriters may be holders of certain of the outstanding securities of PEMEX subject to the PEMEX Tender Offer and may receive 5% or more of the proceeds from this offering in tendering their PEMEX securities into that tender offer. Because of the manner in which the net proceeds are being used, this offering will be conducted in accordance with Financial Industry Regulatory Authority (“FINRA”) Rule 5121.

Stabilization	In connection with the issuance of each series of notes, the underwriters or any person acting for the underwriters may over-allot or effect transactions with a view to supporting the market price of each series of notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there is no obligation of any of the underwriters or any agent of the underwriters to do this. Any such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

RISK FACTORS

The following risk factors supplement the information contained under “Risk Factors” in the corresponding prospectus. You should consult your financial and legal advisors about the risks of investing in the notes and the suitability of your investment in light of your particular situation. Mexico disclaims any responsibility for advising you on these matters.

There can be no assurances that Mexico’s credit ratings will improve or remain stable, or that they will not be downgraded, suspended or cancelled by the rating agencies.

Mexico’s long-term public external indebtedness was downgraded in the spring of 2020 by each of the three major credit rating agencies. On July 8, 2022, Moody’s downgraded its rating to Baa2 from Baa1 and revised its outlook to stable, on July 18, 2024, Fitch affirmed its BBB- rating with a stable outlook, on November 14, 2024, Moody’s affirmed its Baa2 rating and revised its outlook to negative, and on December 13, 2024, S&P affirmed its BBB rating and revised its outlook to stable. On April 16, 2025, Fitch affirmed its BBB- rating with a stable outlook. On September 5, 2025, S&P reaffirmed its BBB rating with a stable outlook.

Ratings address the creditworthiness of Mexico and the likelihood of timely payment of Mexico’s long-term debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Mexico’s current ratings and the rating outlooks currently assigned to it depend, in part, on economic conditions and other factors that affect credit risk and are outside the control of Mexico, as well as assessments of the creditworthiness of its productive state-owned enterprises. Certain ratings agencies may also downgrade the credit ratings of Petróleos Mexicanos (PEMEX), a state-owned public company of Mexico (empresa pública del estado), as they have in the past, and their assessment of PEMEX’s creditworthiness may affect Mexico’s credit ratings. On August 4, 2025, Fitch upgraded its long-term foreign and local currency debt rating for PEMEX from B+ to BB, with a stable outlook. On September 8, 2025, Moody’s upgraded PEMEX’s rating from B3 to B1 with a stable outlook.

There can be no assurances that Mexico’s credit ratings will be maintained or that they will not be downgraded, suspended or cancelled. Any credit rating downgrade, suspension or cancellation may have an adverse effect on the market price and the trading of the notes.

Changes in the interest rate environment could adversely impact the trading price of the notes.

We expect that the trading price of the notes will depend on a variety of factors, including, without limitation, the interest rate environment.

If interest rates, or expected future interest rates, rise during the terms of the notes, the price of the notes will likely decrease. The condition of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future, which could have an adverse effect on the trading price of the notes. Because interest rates and interest rate expectations are influenced by a wide variety of factors, many of which are beyond our control, we cannot assure you that changes in interest rates or interest rate expectations will not adversely affect the trading price of the notes.

Geopolitical developments, such as the ongoing conflicts between Russia and Ukraine and in the Middle East, could have a material adverse effect on Mexico’s economy and its ability to raise funding in the external debt markets in the future.

The Russia-Ukraine conflict contributed to the upward pressure on global prices for certain commodities, including oil and gas and grains, and affected conditions in the international capital markets. The effects of the Russia-Ukraine conflict could materially affect the prices of certain commodities critical to the performance of the Mexican economy. Further, while the full extent of the impact of the conflict in the Middle East remains to be seen as of the date of this prospectus supplement, the effects of these ongoing conflicts could result in economic uncertainty and upward inflationary pressure, and, as a result, negatively affect the performance of the Mexican economy or Mexico’s ability to raise funding in the external debt markets in the future.

USE OF PROCEEDS

The net proceeds to Mexico from the sale of the notes will be approximately U.S.$7,955,810,000, after the deduction of the underwriting discounts and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S.$330,000. Mexico intends to use the net proceeds from the sale of the notes for the general purposes of the Government of Mexico, including the refinancing, repurchase or retirement of domestic and/or external indebtedness of Mexico, as well as to make a capital contribution to Petróleos Mexicanos (PEMEX) as authorized under Article 2 of the Federal Revenue Law for 2025, which in turn will be used by PEMEX to partially repay and redeem certain of its outstanding short-term securities and repurchase certain of its outstanding securities pursuant to the PEMEX Tender Offer. The PEMEX Tender Offer is made solely by means of an offer to purchase issued by PEMEX and this prospectus does not constitute an offer with respect thereto.

Following this offering, Mexico may enter into additional financing transactions for the general purposes of the Government of Mexico, including the refinancing, repurchase or retirement of domestic and/or external indebtedness of Mexico, as well as to make a capital contribution to PEMEX as authorized under Article 2 of the Federal Revenue Law for 2025.

DESCRIPTION OF THE NOTES

Mexico will issue the notes under an amended and restated indenture, dated as of June 1, 2015, as amended by a first supplemental indenture, dated January 24, 2022, between Mexico and Deutsche Bank Trust Company Americas, as trustee. The information contained in this section summarizes some of the terms of the notes, the indenture and the first supplemental indenture. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the corresponding prospectus, the indenture, the first supplemental indenture and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the trustee.

Terms of the 2031 notes

The 2031 notes will:

•	be issued on or about September 22, 2025 in an aggregate principal amount of U.S.$1,500,000,000;

•	mature on March 22, 2031;

•

bear interest at a rate of 4.750% per year, commencing on September 22, 2025 until the principal is repaid in full. Interest on the 2031 notes will be payable semi-annually on March 22 and September 22 of each year, commencing on March 22, 2026;

•	pay interest to the persons in whose names the 2031 notes in the form of global securities are registered at the close of business on the business day preceding each payment date;

•	constitute direct, general, unconditional and unsubordinated external indebtedness of Mexico for which the full faith and credit of Mexico is pledged;

•

rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico (it being understood that this provision shall not be construed so as to require Mexico to make payments under the 2031 notes ratably with payments being made under any other public external indebtedness);

•	be represented by one or more global securities in book-entry, registered form only;

•	be ready for delivery in the book-entry form only through the facilities of DTC, Euroclear and Clearstream;

•	be redeemable before maturity at the option of Mexico as described below under “—Optional Redemption – 2031 Notes”;

•	not be repayable at the option of the holder before maturity;

•

contain “collective action clauses” under which Mexico may amend certain key terms of the 2031 notes, including the maturity date, interest rate and other terms, with the consent of less than all of the holders of the 2031 notes; and

•	will be redeemed at par at maturity.

Terms of the 2033 notes

The 2033 notes will:

•	be issued on or about September 22, 2025 in an aggregate principal amount of U.S.$4,000,000,000;

•	mature on March 22, 2033;

•

bear interest at a rate of 5.375% per year, commencing on September 22, 2025 until the principal is repaid in full. Interest on the 2033 notes will be payable semi-annually on March 22 and September 22 of each year, commencing on March 22, 2026;

•	pay interest to the persons in whose names the 2033 notes in the form of global securities are registered at the close of business on the business day preceding each payment date;

•	constitute direct, general, unconditional and unsubordinated external indebtedness of Mexico for which the full faith and credit of Mexico is pledged;

•

rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico (it being understood that this provision shall not be construed so as to require Mexico to make payments under the 2033 notes ratably with payments being made under any other public external indebtedness);

•	be represented by one or more global securities in book-entry, registered form only;

•	be ready for delivery in the book-entry form only through the facilities of DTC, Euroclear and Clearstream;

•	be redeemable before maturity at the option of Mexico as described below under “—Optional Redemption – 2033 Notes”;

•	not be repayable at the option of the holder before maturity;

•

contain “collective action clauses” under which Mexico may amend certain key terms of the 2033 notes, including the maturity date, interest rate and other terms, with the consent of less than all of the holders of the 2033 notes; and

•	will be redeemed at par at maturity.

Terms of the 2035 notes

The 2035 notes will:

•	be issued on or about September 22, 2025 in an aggregate principal amount of U.S.$2,500,000,000;

•	mature on September 22, 2035;

•

bear interest at a rate of 5.625% per year, commencing on September 22, 2025 until the principal is repaid in full. Interest on the 2035 notes will be payable semi-annually on March 22 and September 22 of each year, commencing on March 22, 2026;

•	pay interest to the persons in whose names the 2035 notes in the form of global securities are registered at the close of business on the business day preceding each payment date;

•	constitute direct, general, unconditional and unsubordinated external indebtedness of Mexico for which the full faith and credit of Mexico is pledged;

•

rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico (it being understood that this provision shall not be construed so as to require Mexico to make payments under the 2035 notes ratably with payments being made under any other public external indebtedness);

•	be represented by one or more global securities in book-entry, registered form only;

•	be ready for delivery in the book-entry form only through the facilities of DTC, Euroclear and Clearstream;

•	be redeemable before maturity at the option of Mexico as described below under “—Optional Redemption – 2035 Notes”;

•	not be repayable at the option of the holder before maturity;

•

contain “collective action clauses” under which Mexico may amend certain key terms of the 2035 notes, including the maturity date, interest rate and other terms, with the consent of less than all of the holders of the 2035 notes; and

•	will be redeemed at par at maturity.

Optional Redemption – 2031 notes

Prior to February 22, 2031 (one month prior to their maturity date) (the “2031 notes Par Call Date”), Mexico may redeem the 2031 notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2031 notes matured on the 2031 notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2031 notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2031 notes Par Call Date, Mexico may redeem the 2031 notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2031 notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” for this purpose means, with respect to any redemption date, the yield determined by Mexico in accordance with the following two paragraphs.

The Treasury Rate shall be determined by Mexico after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, Mexico shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the 2031 notes Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the 2031 notes Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 TCM is no longer published, Mexico shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the 2031 notes Par Call Date, as applicable. If there is no United States Treasury security maturing on the 2031 notes Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the 2031 notes Par Call Date, one with a maturity date preceding the 2031 notes Par Call Date and one with a maturity date following the 2031 notes Par Call Date, Mexico shall select the United States Treasury security with a maturity date preceding the 2031 notes Par Call Date. If there are two or more United States Treasury securities maturing on the 2031 notes Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, Mexico shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Mexico’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of 2031 notes to be redeemed.

In the case of a partial redemption, selection of the 2031 notes for redemption will be made pro rata, by lot or by such other method as the Trustee in its sole discretion deems appropriate and fair and in accordance with applicable depositary procedures. No 2031 notes of a principal amount of $1,000 or less will be redeemed in part. If any 2031 note is to be redeemed in part only, the notice of redemption that relates to the 2031 note will state the portion of the principal amount of the 2031 note to be redeemed. A new 2031 note in a principal amount equal to the unredeemed portion of the 2031 note will be issued in the name of the holder of the 2031 note upon surrender for cancellation of the original 2031 note. For so long as the 2031 notes are held by DTC (or another depositary), the redemption of the 2031 notes shall be done in accordance with the policies and procedures of the depositary.

Unless Mexico defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the 2031 notes or portions thereof called for redemption.

Optional Redemption – 2033 notes

Prior to January 22, 2033 (two months prior to their maturity date) (the “2033 notes Par Call Date”), Mexico may redeem the 2033 notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2033 notes matured on the 2033 notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2033 notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2033 notes Par Call Date, Mexico may redeem the 2033 notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2033 notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” for this purpose means, with respect to any redemption date, the yield determined by Mexico in accordance with the following two paragraphs.

The Treasury Rate shall be determined by Mexico after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, Mexico shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the 2033 notes Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the 2033 notes Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 TCM is no longer published, Mexico shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the 2033 notes Par Call Date, as applicable. If there is no United States Treasury security maturing on the 2033 notes Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the 2033 notes Par Call Date, one with a maturity date preceding the 2033 notes Par Call Date and one with a maturity date following the 2033 notes Par Call Date, Mexico shall select the United States Treasury security with a maturity date preceding the 2033 notes Par Call Date. If there are two or more United States Treasury securities maturing on the 2033 notes Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, Mexico shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Mexico’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of 2033 notes to be redeemed.

In the case of a partial redemption, selection of the 2033 notes for redemption will be made pro rata, by lot or by such other method as the Trustee in its sole discretion deems appropriate and fair and in accordance with applicable depositary procedures. No 2033 notes of a principal amount of $1,000 or less will be redeemed in part. If any 2033 note is to be redeemed in part only, the notice of redemption that relates to the 2033 note will state the portion of the principal amount of the 2033 note to be redeemed. A new 2033 note in a principal amount equal to the unredeemed portion of the 2033 note will be issued in the name of the holder of the 2033 note upon surrender for cancellation of the original 2033 note. For so long as the 2033 notes are held by DTC (or another depositary), the redemption of the 2033 notes shall be done in accordance with the policies and procedures of the depositary.

Unless Mexico defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the 2033 notes or portions thereof called for redemption.

Optional Redemption – 2035 notes

Prior to June 22, 2035 (three months prior to their maturity date) (the “2035 notes Par Call Date”), Mexico may redeem the 2035 notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2035 notes matured on the 2035 notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2035 notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2035 notes Par Call Date, Mexico may redeem the 2035 notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2035 notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” for this purpose means, with respect to any redemption date, the yield determined by Mexico in accordance with the following two paragraphs.

The Treasury Rate shall be determined by Mexico after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, Mexico shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the 2035 notes Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the 2035 notes Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 TCM is no longer published, Mexico shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the 2035 notes Par Call Date, as applicable. If there is no United States Treasury security maturing on the 2035 notes Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the 2035 notes Par Call Date, one with a maturity date preceding the 2035 notes Par Call Date and one with a maturity date following the 2035 notes Par Call Date, Mexico shall select the United States Treasury security with a maturity date preceding the 2035 notes Par Call Date. If there are two or more United States Treasury securities maturing on the 2035 notes Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, Mexico shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Mexico’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of 2035 notes to be redeemed.

In the case of a partial redemption, selection of the 2035 notes for redemption will be made pro rata, by lot or by such other method as the Trustee in its sole discretion deems appropriate and fair and in accordance with applicable depositary procedures. No 2035 notes of a principal amount of $1,000 or less will be redeemed in part. If any 2035 note is to be redeemed in part only, the notice of redemption that relates to the 2035 note will state the portion of the principal amount of the 2035 note to be redeemed. A new 2035 note in a principal amount equal to the unredeemed portion of the 2035 note will be issued in the name of the holder of the 2035 note upon surrender for cancellation of the original 2035 note. For so long as the 2035 notes are held by DTC (or another depositary), the redemption of the 2035 notes shall be done in accordance with the policies and procedures of the depositary.

Unless Mexico defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the 2035 notes or portions thereof called for redemption.

TAXATION

United States Federal Taxation

For a summary of the U.S. federal income tax considerations at the date hereof with respect to the acquisition, ownership and disposition of the notes, please review the section entitled “Taxation—United States Federal Taxation” in the corresponding prospectus.

Mexican Taxation

For a summary of the Mexican federal income tax considerations at the date hereof with respect to the acquisition, ownership and disposition of the notes, please review the section entitled “Taxation—Mexican Taxation” in the corresponding prospectus.

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2024 (the 2024 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2024 Form 18-K, you should rely on the information in this section.

UNITED MEXICAN STATES

Geography and Population

On July 16, 2025, a decree amending, adding, and repealing various provisions of the Ley Federal de Presupuesto y Responsabilidad Hacendaria (Federal Budget and Fiscal Responsibility Law) was published in the Official Gazette to strengthen the allocation of social spending on the basis of empirical evidence. The decree abolishes the Consejo Nacional de Evaluación de la Política de Desarrollo Social (National Council for the Evaluation of Social Development Policy or CONEVAL) and transfers its powers to Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography, or INEGI), which is now responsible for issuing and updating the technical guidelines for poverty measurement and social policy evaluation. This transfer of power seeks to enhance fiscal oversight, ensure methodological consistency, and reinforce transparency and independence in public finance management. Pursuant to its new mandate, on August 13, 2025, INEGI published the first official measurement of multidimensional poverty in Mexico, using the Encuesta Nacional de Ingresos y Gastos de los Hogares (National Survey of Household Income and Expenditure, or ENIGH) 2024, reporting that 29.6% of the population (38.5 million people) were living in multidimensional poverty, while 7.0 million people were living in extreme poverty.

Form of Government

The Government

The following table provides the distribution, as of the date of this filing, of Congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

Table No. 1 – Party Representation in Congress (1)

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
MORENA	67	52.3	253	50.6
National Action Party	21	16.4	71	14.2
Institutional Revolutionary Party	13	10.2	37	7.4
Citizen Movement Party	6	4.7	27	5.4
Ecological Green Party of Mexico	14	10.9	62	12.4
Labor Party	6	4.7	49	9.8
Unaffiliated	1	0.8	1	0.2
Total	128	100.0%	500	100.0%

Note: Percentages may not total due to rounding. Individual members of Congress may change party affiliations.

(1)	As of September 12, 2025.

Source: Senate and Chamber of Deputies.

Legal and Political Reforms

On July 16, 2025, a decree was published in the Official Gazette enacting the Ley General del Sistema Nacional de Seguridad Pública (General Law on the National Public Security System), which aims to enhance coordination, efficiency and transparency in addressing current security challenges in Mexico.

On July 22, 2025, a decree was published in the Official Gazette issuing the Internal Regulations of the Secretaría de Cultura (Ministry of Culture), which, among other provisions, establish the agency’s structure and operations, define its leadership’s roles and responsibilities, and set forth the duties and responsibilities of the different units within the agency.

On August 4, 2025, a decree was published in the Official Gazette creating the Comisión Presidencial para la Reforma Electoral (Presidential Commission for Electoral Reform), with the aims of increasing citizen participation in the improvement of the electoral system and carrying out analyses and preparing reports on electoral reform topics. The Commission, which will carry out its functions until the earlier of September 30, 2030 or its dissolution by Mexico’s President, will (i) report directly to the President, (ii) be funded with resources included in the federal budget, and (iii) be chaired by a federal executive branch appointee and composed of representatives from various agencies.

On August 20, 2025, the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit), published new management guidelines for investment programs and projects carried out by federal agencies and entities in the Official Gazette, with the goal of prioritizing prosperity, equitable development and social justice, and reducing inequality.

Criminal Justice

On July 16, 2025, several decrees were published in the Official Gazette amending, adding, and repealing certain provisions of the Código Militar de Procedimientos Penales (Military Code of Criminal Procedure), Ley de Disciplina del Ejército y Fuerza Aérea Mexicanos (Mexican Army and Air Force Discipline Act), and the Código de Justicia Militar (Code of Military Justice). These reforms expand military jurisdiction over members of the National Guard, among other changes.

Internal Security

On July 16, 2025, a decree enacting the Ley del Sistema Nacional de Investigación e Inteligencia en Materia de Seguridad Pública (Law on the National Public Security Investigation and Intelligence System) was published in the Official Gazette. The decree aims to regulate the organization and operations of the Sistema Nacional de Seguridad Pública (National Public Security System), as well as the distribution of powers and coordination among federal, state and municipal institutions in accordance with the provisions of Article 21 of the Constitución Política de los Estados Unidos Mexicanos (Political Constitution Mexico).

On July 16, 2025, a decree was published in the Official Gazette issuing the Ley de la Guardia Nacional (National Guard Law) and reforming the Ley Orgánica de la Administración Pública Federal (Organic Law of the Federal Public Administration). Under the National Guard Law, the aim of the National Guard is to carry out public security functions and, in certain cases, collaborate with federal entities or municipalities to preserve order and protect rights. The law also provides that the National Guard may enter into agreements to temporarily assist state or municipal authorities in matters of public security and participate in environmental protection issues. Reforms to the Organic Law of the Federal Public Administration include incorporating the National Guard as a permanent part of the Secretaría de la Defensa Nacional (Ministry of National Defense, or Sedena), granting Sedena a supervisory role over the public security operations of the National Guard, and restructuring the National Guard’s administrative units to strengthen coordination among institutions, among other changes.

On July 22, 2025, the Mexican government launched the Cero Robos (Zero Robberies) strategy to reinforce security on the Mexico-Puebla, Mexico-Querétaro, and Culiacán-Mazatlán highways. As part of the strategy, the National Guard deployed more than 1,100 troops, vehicles, helicopters, drones, and stolen vehicle detection towers. Under the program, the Secretaría de Infraestructura, Comunicaciones y Transportes (Ministry of Infrastructure, Communications and Transportation, or SICT) is expected to modernize infrastructure and build 13 highway rest stops with services and security, among other efforts. This strategy, which will be initially implemented along these three highways, is expected to be expanded to Mexico’s entire federal highway network.

On July 23, 2025, the Mexican government presented ten key actions to implement reforms to the Ley General en Materia de Desaparición Forzada de Personas, Desaparición Cometida por Particulares y del Sistema Nacional de Búsqueda de Personas (General Law on Disappearance and Search for Missing Persons), with the goals of streamlining the identification and location of missing persons, institutionalizing the mandatory use of the Clave Única de Registro de Población (Unique Population Registry Code, or CURP) with biometric data, and guaranteeing comprehensive care for victims and their families. The measures include, among others, (i) launching the Plataforma Única de Identidad (Single Identity Platform) and the Alerta Nacional de Búsqueda (National Search Alert), (ii) strengthening the role of prosecutors’ offices and forensic databases, (iii) harmonizing local laws, (iii) updating approved search protocols, and (iv) promoting inter-institutional coordination between over 450 national and international organizations.

Human Rights

On August 15, 2025, the Secretaría de Gobernación (Ministry of the Interior) held a meeting for federal and state institutions and international organizations on the protection of human rights advocates and journalists, with the aims of (i) strengthening inter-institutional coordination, (ii) reviewing the advances with respect to the application of standards of freedom of expression, human rights, and justice, and (iii) implementing a standardized protocol for the investigation of crimes against freedom of expression.

Anti-Corruption

On September 5, 2025, a decree approving the Programa Sectorial de Anticorrupción y Buen Gobierno 2025-2030 (Anti-Corruption and Good Governance Sector Program 2025-2030) was published in the Official Gazette, establishing policies for federal agencies to eradicate corruption, strengthen public ethics, and prioritize honest, austere and efficient government. The plan is based on four objectives: (i) modernizing public administration, (ii) preventing corruption and impunity, (iii) involving society and the private sector in anti-corruption efforts and (iv) strengthening transparency and access to information. Its implementation will be supervised by the Secretaría Anticorrupción y Buen Gobierno (Ministry of Anti-Corruption and Good Governance), in coordination with the Ministry of Finance and Public Credit.

Access to Information, Government Procurement and Transparency

On August 21, 2025, the Internal Control Body of the Instituto Nacional Electoral (National Electoral Institute, or INE) published new regulations on the powers of INE’s Autoridad Garante (Guarantee Authority) in matters of transparency and personal data protection in the Official Gazette, including procedures for voluntary audits and the filing of complaints, with the goal of ensuring access to public information and the protection of personal data, pursuant to applicable constitutional and regulatory frameworks.

Foreign Affairs, International Organizations and International Economic Cooperation

On July 22, 2025, representatives from the Secretaría de Relaciones Exteriores (Ministry of Foreign Affairs), the Secretaría de Agricultura y Desarrollo Rural (Ministry of Agriculture and Rural Development), the Agencia Mexicana de Cooperación Internacional para el Desarrollo (Mexican Agency for International Development Cooperation, or AMEXCID), and the International Maize and Wheat Improvement Center entered into the Framework Agreement for International Cooperation and the Specific Cooperation Agreement. These agreements will promote international technical and scientific cooperation and development to support the farming sector, including furthering the Estrategia Nacional de Industrialización y Prosperidad Compartida “Plan México” (the National Strategy for Industrialization and Shared Prosperity, or Plan Mexico) to advance self-sufficiency and food sovereignty.

On August 28, 2025, representatives of Brazil and Mexico signed several agreements for bilateral cooperation on trade and investment, as well as in the agriculture, health, and energy sectors, with the aim of building a stronger bilateral partnership.

On August 28, 2025, the 14th Reunión del Comité para la Mejora del Ambiente de Negocios (Meeting of the Committee for the Improvement of the Business Environment, CIBE) was held pursuant to the Acuerdo para el Fortalecimiento de la Asociación Económica entre México y Japón (Agreement for the Strengthening of the Economic Partnership between Mexico and Japan, AAEMJ), with the purpose of reaffirming Mexico and Japan’s commitment to promoting an environment conducive to business, innovation, and sustainable development.

On September 3, 2025, Mexico and the United States reaffirmed their commitment to cooperation on matters of security with the aim of dismantling transnational organized crime by strengthening the countries’ respective national security and law enforcement institutions and judicial authorities. Additionally, the two countries agreed to address the illegal movement of people across the border with the goal of strengthening border security, halting the trafficking of firearms, as well as fentanyl and other illicit drugs.

Environment

On June 17, 2025, representatives of Mexico, Canada and the United States, as parties to the United States-Mexico-Canada Agreement (USMCA), met to review Chapter 24 of the agreement, which establishes the parties’ obligations to protect the environment, promote public participation, and ensure compliance with environmental legislation.

On July 24, 2025, representatives from Secretaría de Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources, or SEMARNAT) and the U.S. Environmental Protection Agency signed a Memorandum of Understanding to address the health and environmental situation in the Tijuana-San Diego border region, reaffirming the countries’ commitment to achieving cross-border solutions to the problems caused by untreated wastewater.

On August 13, 2025, the Agencia de Seguridad, Energía y Medio Ambiente (Agency for Safety, Energy, and the Environment or ASEA) and Petróleos Mexicanos (PEMEX) signed a collaboration agreement to strengthen environmental protection in the hydrocarbons sector through joint actions such as the use of mobile laboratories, training programs, workshops, and the exchange of technical information. This agreement, which is in alignment with the commitments made by the federal executive branch and the Plan Nacional de Desarrollo (National Development Plan), seeks to reduce air pollution, improve air quality, and ensure the safe and efficient operations of hydrocarbon sector facilities.

On August 15, 2025, Mexico, Guatemala, and Belize signed an agreement to create the Great Mayan Jungle Biocultural Corridor throughout 5.7 million hectares of tropical rainforest in the region. This initiative, which includes joint actions to improve fire management and combat illegal logging, and is expected to promote rural development through the Sembrando Vida program, seeks to preserve biodiversity and strengthen environmental cooperation among the three countries.

On September 8, 2025, a decree approving the Programa Sectorial de Medio Ambiente y Recursos Naturales 2025-2030 (Environment and Natural Resources Sector Program 2025-2030) was published in the Official Gazette. The program establishes objectives such as reducing pollutant emissions, protecting and restoring ecosystems and sustainable water management, among others, and its implementation will be mandatory for federal agencies.

THE ECONOMY

Private Sector Investment

On July 21, 2025, guidelines for the application of a decree granting tax benefits to the Polos de Desarrollo de Economía Circular para el Bienestar (Circular Economy Wellbeing Development Hubs) were published in the Official Gazette. The guidelines set forth (i) criteria for selecting properties for the Development Hubs, (ii) the roles of SEMARNAT, public entities, developers, and circular economy companies in the program, (iii) regulations for tenant committees and other technical, financial, and environmental requirements, and (iv) the procedures for the issuance and grounds for revocation of the licenses required to develop activities within the Development Hubs.

Gross Domestic Product

According to preliminary figures, Mexico’s real GDP increased by 1.2% during the second quarter of 2025 compared to the second quarter of 2024. In the second quarter of 2025, GDP increased by a seasonally adjusted quarterly rate of 0.7%, reflecting growth in the tertiary and industry sectors, which was partially offset by a decline in agricultural activity. For more information on the long-term factors affecting Mexico’s GDP, see “The Economy—Gross Domestic Product” in the 2024 Form 18-K.

Employment and Labor

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 2.7% as of June 30, 2025, a 1 percentage point decrease from the rate as of June 30, 2024. As of June 30, 2025, the economically active population in Mexico (fifteen years of age and older) was 61.8 million. On September 12, 2025, the minimum wages were Ps. 419.88 per day for municipalities in the Zona Libre de la Frontera Norte (Northern Border Free Trade Zone) and Ps. 278.80 per day for the rest of Mexico, an increase of 12.0%, respectively, from the applicable minimum wages in effect from January 1, 2024 to December 31, 2024. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor” in the 2024 Form 18-K.

On August 6, 2025, the Mexican government, through the Secretaría del Trabajo y Previsión Social (Ministry of Labor and Social Welfare, or STPS) and the Instituto Mexicano del Seguro Social (Mexican Social Security Institute, or IMSS), announced the expansion of full social security coverage to digital platform workers, such as delivery drivers and couriers, expanding access to health care, pensions, daycare, and accident protection. Following this measure, more than 1.2 million digital platform workers have enrolled for social security benefits under the IMSS.

Principal Sectors of the Economy

Manufacturing

The following table shows the value of industrial manufacturing output in billions of constant 2018 pesos and the percentage change of each sector as compared to the corresponding period in the prior year.

Table No. 2 – Industrial Manufacturing Output by Sector

(In Billions of Pesos and Percent Change Against Corresponding Period of Prior Year)(1)

	Second quarter
	2024(2)		2025(2)
Food	Ps. 993.1	(0.5)%	Ps. 995.7	0.3%
Beverage and tobacco products	248.0	2.0	245.7	(0.9)
Textile mills	26.4	(8.7)	25.1	(4.8)
Textile product mills	15.7	(6.0)	15.6	(0.7)
Apparel	51.3	(9.6)	48.1	(6.1)
Leather and allied products	25.4	(14.8)	23.8	(6.2)
Wood products	34.7	(7.8)	32.2	(7.1)
Paper	101.8	(4.9)	102.7	0.9
Printing and related support activities	22.6	(2.4)	23.0	1.8
Petroleum and coal products	234.9	11.5	237.9	1.3
Chemicals	354.0	3.3	341.3	(3.6)
Plastics and rubber products	162.8	(1.5)	163.3	0.3
Nonmetallic mineral products	155.6	(3.0)	147.1	(5.4)
Primary metals	261.1	(4.6)	259.5	(0.6)
Fabricated metal products	165.0	(1.1)	162.1	(1.8)
Machinery	220.1	(5.4)	218.5	(0.7)
Computers and electronic products	489.7	1.6	504.0	2.9
Electrical equipment, appliances and components	208.5	(1.5)	215.7	3.5
Transportation equipment	1,264.5	1.0	1,237.7	(2.1)
Furniture and related products	48.7	(5.1)	47.6	(2.2)
Miscellaneous	148.9	8.9	189.8	27.4

Total expansion/contraction	Ps. 5,232.6	0.1%	Ps. 5,236.4	0.1%

(1)	Constant pesos with purchasing power as of December 31, 2018. Percent change reflects differential in constant 2018 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

On August 4, 2025, the credit rating agency Fitch upgraded its long-term foreign and local currency debt rating for Petróleos Mexicanos (PEMEX) from B+ to BB, with a stable outlook. On September 8, 2025, the credit rating agency Moody’s upgraded PEMEX’s rating from B3 to B1, with a stable outlook.

On August 5, 2025, the Ministry of Finance and Public Credit, SENER and PEMEX presented the Plan Estratégico 2025-2035 (Strategic Plan 2025-2035), which defines PEMEX’s financial and productive strategy for the next decade, and prioritizes energy sovereignty and private investment in alignment with national interests. The Strategic Plan is centered on the traditional hydrocarbon energy supply chain and also addresses industrial, logistics and administrative considerations, as well as PEMEX’s role in the transition to renewable energy sources.

Electric Power

On July 17, 2025, President Sheinbaum and representatives of SENER and the Comisión Federal de Electricidad (Federal Electricity Commission, or CFE) reported that the Sistema Eléctrico Nacional (National Electric System, or SEN) has adequate electricity generation capacity, with a 12% reserve margin and an additional 6% cold reserve. To ensure the reliability of short- and medium-term national electricity supply, electricity generation capacity is supported by initiatives including improved planning with Centro Nacional de Control de Energía (National Energy Control Center, or CENACE), the commissioning of new combined-cycle plants, ongoing projects including at least eight additional plants by 2027 and 64 transmission modernization projects, and an expansion plan comprising 73 additional projects.

On August 18, 2025, CFE and the Cámara Nacional de Manufacturas Eléctricas (National Chamber of Electrical Manufacturers, or CANAME) signed an agreement that aims to strengthen Mexico’s energy security and ensure the continuity of electrical service in the event of natural disasters, in line with the energy security and sovereignty objectives of the National Development Plan. With this alliance, CFE will have immediate access to critical materials and services to repair and restore electricity after emergencies, including hurricanes, storms, and other weather events, through a coordination mechanism that provides real-time information on the availability of supplies, inventories, and services nationwide.

On August 21, 2025, representatives of CFE and the Ministry of Energy, announced that CFE will invest U.S.$8.177 billion, as part of the in the Plan de Fortalecimiento y Expansión 2025-2030 (2025-2030 Strengthening and Expansion Plan), to build 275 transmission lines and 524 substations, benefiting 50 million users. The project is expected to increase generation capacity by 29,074 MW by 2030.

Tourism

On August 12, 2025, the Secretaría de Turismo (Ministry of Tourism) reported that from January to June 2025, 23.4 million international visitors arrived in the country, a 7.3% increase compared to the same period in 2024.

Transportation and Communications

Highways

On August 18, 2025, the SICT reported that it is working on 10 priority road projects covering a total length of 2,220 kilometers in 14 states across the country, with an investment of Ps. 112.173 million. The work involves the modernization, expansion, construction and maintenance of public roads.

Seaports

On July 23, 2025, the Mexican government announced an investment of more than Ps. 296 billion to modernize nine strategic ports in the country, including Ensenada, Manzanillo, Lázaro Cárdenas, Acapulco, Veracruz, Progreso, Guaymas, Topolobampo, and Altamira. This initiative, led by the Secretaría de Marina (Ministry of the Navy), seeks to turn Mexico into a regional port powerhouse through projects that will boost trade, tourism, and employment, taking advantage of its geographical location with access to the Pacific Ocean, the Gulf of Mexico, and the Caribbean Sea.

Aviation

On July 19, 2025, the SICT reported that the implementation of measures to improve the safety, efficiency, and competitiveness of the aviation sector, including the planned reduction of operations at Mexico City International Airport (AICM), the transfer of cargo operations to Felipe Ángeles International Airport (AIFA), and the modernization of metropolitan airport infrastructure. The SICT emphasized its dedication to ensuring safe, efficient and competitive aviation that meets user needs, promotes sector development and strengthens international connectivity.

Railways

On July 16, 2025, a decree was published in the Official Gazette announcing the establishment of the Agencia de Trenes y Transporte Público Integrado (Integrated Train and Public Transport Agency), a decentralized body with its own legal status, property and technical and managerial autonomy. The agency will be operate under the SICT and will be responsible for strategic planning, construction, maintenance and other operations of the national railway system.

Communications

On July 16, 2025, the Ley en Materia de Telecomunicaciones y Radiodifusión (Telecommunications and Broadcasting Law) was published in the Official Gazette, which, among other provisions, (i) establishes policies on telecommunications, broadcasting, and satellite communications, (ii) regulates the use of the radio spectrum and public telecommunications networks, (iii) sets forth the requirements in connection with active and passive infrastructure, orbital resources and satellite communications, (iv) aims to protect the rights of users and audiences, and ensure the efficient development of the telecommunications and broadcasting sectors.

On September 5, 2025, the Programa Sectorial de Infraestructura, Comunicaciones y Transportes 2025-2030 (Infrastructure, Communications and Transportation Sector Program 2025–2030) was published in the Official Gazette, establishing strategic objectives and guidelines for developing Mexico’s infrastructure and connectivity. The program’s main goal is to promote inclusive, sustainable and efficient means of transport and communication nationwide, to strengthen balanced economic growth among regions, economic competitiveness, and social well-being.

Mining

On August 21, 2025, the Secretaría de Economia (Ministry of Economy) issued three exploration orders for the Servicio Geológico Mexicano (Mexican Geological Service, or SGM) to carry out research in certain areas of the states of Sonora, Sinaloa, Durango, and the State of Mexico, with the aim of identifying and measuring potential mineral deposits containing gold, copper, silver, lead, zinc, molybdenum, and tungsten. Such geological information is expected to be used to drive innovation, sustainable development, and land-use planning.

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Money Supply and Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Savings.”

Table No. 3 – Money Supply

	At June 30,
	2024	2025(1)

	(in millions of nominal pesos)
M1:
Bills and coins	Ps. 2,775,121	Ps. 3,035,751
Checking deposits
In domestic currency	2,512,064	2,680,464
In foreign currency	620,205	672,754
Interest-bearing peso deposits	1,520,773	1,622,458
Savings and loan deposits	81,154	102,181

Total M1	Ps. 7,509,317	Ps. 8,113,607

M4	Ps. 18,772,710	Ps. 20,600,934

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

Inflation

The following table shows, in percentage terms, the changes in price indices and increases in the minimum wage for the periods indicated.

Table No. 4 – Rates of Change in Price Indices

	National Consumer Price Index(1)(2)	National Producer Price Index(1)(3)(4)	Increase in Minimum Wage(5)
2021	7.4	9.3	15.0;(6) 15.0(7)
2022	7.8	5.3	22.0;(6) 22.0(7)
2023	4.7	1.4	20.0;(6) 20.0(7)
2024	4.2	7.4	20.0;(6) 20.0(7)
2025:
January	3.6	7.6	12.0;(6) 12.0(7)
February	3.8	7.9	—
March	3.8	7.3	—
April	3.9	7.1	—
May	4.4	6.8	—
June	4.3	5.2	—
July	3.5	4.1	—
August	3.6	3.7	—

(1)	Changes in price indices are calculated as the 12-month percentage change. For annual figures, changes in price indices are calculated each December. Monthly figures are annualized.
(2)

Effective August 2018, the Índice Nacional de Precios al Consumidor (National Consumer Price Index, or INPC) was changed to: (1) update the base date to the second half of July 2018; (2) increase the number of categories for goods and services; (3) increase the number of areas represented; and (4) adjust the weighting of each component.

(3)

Índice Nacional de Precios al Productor (National Producer Price Index, or INPP) figures represent the changes in the prices for basic merchandise and services (excluding oil prices). INPP takes July 2019 as a base date.

(4)	Preliminary figures for 2025.
(5)

Effective January 1, 2019, Mexico has two minimum wages: one rate applicable to municipalities located on the border with the United States, which are included in the Northern Border Free Trade Zone, and a different rate applicable to the rest of Mexico. The rate of change for 2019, for both the minimum wage applicable to municipalities located in the Northern Border Free Trade Zone and the minimum wage applicable to the rest of Mexico, is as compared to the minimum wage in effect prior to January 1, 2019.

(6)	Rate of change for minimum wage applicable to municipalities located in the Northern Border Free Trade Zone.
(7)	Rate of change for minimum wage applicable to areas other than the Northern Border Free Trade Zone.

Sources: INEGI; Ministry of Labor and Social Security.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE) for the periods indicated.

Table No. 5 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2021:
January-June	4.1	4.1	3.2	4.3	4.3
July-December	4.7	5.1	3.3	4.9	5.0
2022:
January-June	6.4	7.0	4.3	6.6	6.8
July-December	8.9	9.6	6.0	9.2	9.6
2023:
January-June	11.1	11.4	7.9	11.3	11.4
July-December	11.1	11.3	8.5	11.5	11.5
2024:
January-June	11.0	11.2	8.7	11.4	11.5
July-December	10.4	10.5	8.3	10.8	11.0
2025:
January	9.9	9.8	7.9	10.3	10.4
February	9.5	9.3	7.8	9.9	10.0
March	9.1	9.0	7.5	9.7	9.8
April	8.8	8.6	7.2	9.3	9.3
May	8.3	8.3	6.9	9.0	9.1
June	8.1	8.0	6.7	8.7	8.8
July	7.7	8.0	6.4	8.3	8.3
August	7.4	7.7	6.2	8.1	8.1

Source: Banco de México.

On August 7, 2025, Banco de México held its fifth monetary policy meeting of 2025 and decreased the Tasa de Fondeo Bancario (overnight interbank funding rate) by 25 basis points, bringing the rate to 7.75%. This decision took into account the current inflationary outlook, the evolution of the exchange rate, the moderate expansion shown by economic activity, and the potential impacts from changes in global trade policies.

On September 11, 2025, the 28-day Cetes rate was 7.35% and the 91-day Cetes rate was 7.59%.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Rates

The following table sets forth, for the periods indicated, the daily peso/U.S. dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 6 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2020	19.9087	21.4936
2021	20.4672	20.2787
2022	19.4715	20.1193
2023	16.9190	17.7382
2024	20.7862	18.3336
2025:
January	20.6068	20.5490
February	20.5080	20.4571
March	20.4380	20.2417
April	19.6095	20.0564
May	19.3858	19.4355
June	18.8332	19.0300
July	18.7963	18.6909
August	18.6440	18.7063

Source: Banco de México.

On September 12, 2025, the peso/U.S. dollar exchange rate closed at Ps. 18.4483 = U.S.$1.00, a 11.66% appreciation in dollar terms as compared to the rate on December 31, 2024. The peso/U.S. dollar buying exchange rate published by Banco de México on September 12, 2025 (which took effect on the second business day thereafter) was Ps. 18.4990 = U.S.$1.00.

Banking System

As of June 30, 2025, the total assets of the banking sector were Ps. 15,296.3 billion, which represented a real increase of 9.5% as compared to June 30, 2024. As of June 30, 2025, the current loan portfolio of the banking sector had a balance of Ps. 7,797.7 billion, a real increase of 9.6% as compared to June 30, 2024. Finally the banking sector’s net result was Ps. 152.5 billion as of June 30, 2025, 5.9% higher in real terms as compared to June 30, 2024.

On June 23, 2025, the Consejo de Estabilidad Financiera (Financial Stability Board, or FSB) updated its assessment of risks faced by the Mexican financial system, concluding that the Mexican financial system remains solid and resilient. In addition, the FSB highlighted that uncertainty prevails regarding the global monetary policy path given the persistence of downside risks to economic activity and upside risks to inflation.

Banking Supervision and Support

As of June 30, 2025, the Índice de Capitalización (Capitalization Index, or ICAP) for the multiple banking sector was 20.0%, as compared to 19.29% at the end of June 2024 and 19.09% at the end of December 2024. For more information on ICAP, see “Financial System—Banking Supervision and Support” in the 2024 Form 18-K.

As of June 30, 2025, all multiple banking institutions fell under the first early warning category, indicating that the institutions met the minimum capitalization requirements and were sufficiently capitalized in the event of unexpected loss scenarios. No immediate supervisory actions by the Comisión Nacional Bancaria y de Valores (CNBV) were required as of that date.

On July 15, 2025, the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission, or CNBV) fined three banking institutions, CIBanco S.A., Institución de Banca Múltiple (CIBanco), Intercam Banco S.A., Institución de Banca Múltiple (Intercam), and Vector Casa de Bolsa, S.A. de C.V. (Vector), and affiliated entities, for alleged money laundering. The fines, which totaled Ps. 185 million, were imposed for failing to comply with anti-money laundering regulations, as well as for failing to keep records and processing excessive amounts of U.S. dollars in cash.

On July 30, 2025, the Ministry of Finance and Public Credit published the Resolución Final de la Evaluación de Desempeño de Instituciones de Banca Múltiple y Panorama Estratégico de la Banca 2024 (Final Resolution of the Performance Evaluation of Multiple Banking Institutions and Strategic Outlook for Mexican Banking in 2024). In the report, the Ministry of Finance and Public Credit concluded that the banking system in Mexico remains solid and resilient with 45 out of 49 multiple banking institutions operating in 2024 receiving satisfactory ratings.

On August 19, 2025, the Ministry of Finance and Public Credit reported that coordinated efforts with Mexican financial authorities and the banking sector have led to agreements for the acquisition of significant parts of the business of CIBanco and Intercam following temporary interventions by the CNBV. CIBanco’s trust division will be transferred to Banco Multiva, CIBanco’s automotive loans will be transferred to Bancoppel and Kapital Bank will acquire key operations of Intercam Grupo Financiero. These transactions ensure continuity of financial services and protection of clients’ and depositors’ rights in full compliance with the Ley de Instituciones de Crédito (Credit Institutions Law).

Insurance Companies, Mutual Funds and Auxiliary Credit Institutions

As of July 31, 2025, the Comisión Nacional del Sistema de Ahorro para el Retiro (National Retirement Savings System Commission, or CONSAR) reported that total net assets managed within the Sistema de Ahorro para el Retiro (Retirement Savings System, or SAR) reached Ps. 7.6 trillion, representing more than 20.0% of Mexico’s GDP. These resources are invested under a diversified regime, allowing the Sociedades de Inversión Especializada en Fondos para el Retiro (Specialized Investment Companies in Retirement Funds, or SIEFORES) to maximize workers’ savings based on the maturity profile of each fund.

On July 31, 2025, the Comisión Nacional de Seguros y Fianzas (National Insurance and Surety Commission, or CNSF) reported that as of June 30, 2025, the insurance and surety market was comprised of 113 institutions, and that in the second quarter of 2025, direct premiums in the insurance sector increased from Ps. 481 billion to Ps. 544.2 billion, representing an 8.2% real increase compared to the same period in 2024. The insurance and surety sector recorded an 8.1% real growth in profits, increasing from Ps. 40.6 billion in the second quarter of 2024 to Ps. 43.9 billion in the second quarter of 2025.

On July 18, 2025, Banco de México issued a new regulatory provision in connection with the use of employee benefits as collateral for financial services contracted by workers. This provision, which expands financing options by allowing any banking institution to offer payroll-related credit, is aimed at improving credit terms for workers by promoting competition among financial institutions.

Financial Technology

On July 22, 2025, in an initiative reaffirming the commitment to technological innovation in the public sector, the Servicio de Administración Tributaria (Tax Administration Service, or SAT) and the CNBV signed a collaboration agreement to promote digitalization and security in financial regulatory processes through the use of an electronic signature (e.firma), with the objective of incorporating the electronic signature as an authentication mechanism in various internal processes and in interactions with financial entities and the public.

Securities Markets

On September 12, 2025, the Índice de Precios y Cotizaciones (Stock Market Index, or IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 61,798.94 points, representing a 24.81% increase from the level at December 31, 2024.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Foreign Trade Performance

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 7 – Exports and Imports

	First six months
	2024(1)		2025(1)

	(in millions of dollars, except average price of the Mexican crude oil mix )
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	14,867.2	U.S.$	11,187.1
Crude oil		11,283.5		7,910.0
Other		3,583.6		3,277.1
Non-oil products		284,810.1		301,541.0
Agricultural		13,264.2		12,237.8
Mining		5,143.1		6,276.9
Manufactured goods(2)		266,402.7		283,026.3

Total merchandise exports		299,677.2		312,728.1

Merchandise imports (f.o.b.)
Consumer goods		48,637.2		44,332.9
Intermediate goods(2)		231,209.6		239,602.7
Capital goods		30,746.1		27,359.9

Total merchandise imports		310,592.9		311,295.5

Trade balance	U.S.$	(10,915.7)	U.S.$	1,432.6

Average price of Mexican oil mix(3)	U.S.$	73.4	U.S.$	62.4

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

Foreign Trade Relations and Agreements

On July 23, 2025, with the goal of strengthening the safe trade of animal and plant products, Mexico’s Ministry of Agriculture and Rural Development collaborated with the Department of Agricultural Defense of Brazil’s Ministry of Agriculture, Livestock and Supply (MAPA) to enhance commercial ties between the two countries. The National Service of Agri-Food Health, Safety and Quality (Senasica) hosted Brazilian officials to establish a work plan benefiting food production in both nations.

On August 5, 2025, with the purpose of strengthening the safe trade of agri-food products between Mexico and Canada, the sanitary agencies of both countries started working on strategies to streamline existing protocols and facilitate trade of new products, benefiting producers and consumers in both nations. In a virtual meeting, Mexico’s Ministry of Agriculture and Rural Development, the Senasica, and the Canadian Food Inspection Agency (CFIA) emphasized the importance of cooperation to ensure the flow of safe food.

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

Table No. 8 – Balance of Payments

	First six months

	2024(1)		2025(1)

	(in millions of dollars)
Current account(2)	U.S.$	(25,491.3)	U.S.$	(10,965.2)
Credits		375,202.7		390,214.8
Merchandise exports (f.o.b.)		299,993.4		313,056.4
Non-factor services		32,356.9		36,223.7
Transport		5,469.9		4,636.8
Tourism		17,578.1		18,680.8
Insurance and pensions		2,792.8		2,443.8
Financial services		397.3		428.4
Others		6,118.9		10,033.8
Primary income		11,059.0		10,926.0
Secondary income		3,977.9		3,779.6
Debits		31,793.4		30,008.7
Merchandise imports (f.o.b.)		400,694.0		401,180.0
Non-factor services		310,945.6		311,673.8
Transport		35,416.0		35,810.3
Tourism		12,280.6		12,271.1
Insurance and pensions		5,588.3		5,509.0
Financial services		1,566.4		910.5
Others		256,094.3		257,172.9
Primary income		53,593.3		53,072.8
Secondary income		739.0		623.2
Capital account		7.2		-3.0
Credit		185.1		102.9
Debit		177.9		105.9
Financial account		(26,758.3)		(5,645.6)
Direct investment		(31,069.6)		(28,097.0)
Portfolio investment		545.7		8,942.0
Financial derivatives		2,898.8		3,717.3
Other investment		(9,113.0)		(1,262.0)
Reserve assets		9,979.9		11,054.1
International reserves		11,462.9		17,323.5
Valuation adjustment		1,483.0		6,269.4
Errors and omissions		(1,274.2)		5,322.7

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

In the second quarter of 2025, Mexico’s current account registered a surplus of U.S.$206 million, or 0.04% of GDP, compared to a deficit of U.S.$911 million, or 0.19% of GDP, in the second quarter of 2024. The increase in the current account balance was the result of an increase in the non-oil merchandise balance and a decrease in the services deficit, which were partially offset by increases in the primary income and oil merchandise balance deficits, as well as a decrease in the secondary income surplus.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 9 – International Reserves and Net International Assets (1)

	End-of-Period International Reserves(2)(3)	End-of-Period Net International Assets

	(in billions of U.S dollars)
2021	202.4	207.7
2022	199.1	201.1
2023	212.8	214.3
2024	228.8	231.8
2025(4):
January	230.8	240.7
February	234.3	245.5
March	237.0	246.5
April	239.1	245.8
May	240.0	246.2
June	241.5	248.9
July	242.3	251.2
August	244.4	248.9

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

Foreign Investment in Mexico

On July 13, 2025, the Ministry of Economy reported progress in the establishment of Investment Promotion Committees across the states, an initiative aimed at fostering and sustaining national and foreign investment. Moreover, committees were launched in Campeche, Baja California Sur and in San Luis Potosí, bringing the total amount of state committees to eight. The strategy envisions the creation of 32 state committees and one national committee, under the Plan México, as a formal and reliable space for dialogue between the federal government and the business sector.

PUBLIC FINANCE

General

During the first half of 2025, fiscal balances remained in line with the targets set forth in the 2025 Economic Package, due to a strong tax revenue performance and income from public entities and companies, and fiscally responsible public spending.

On September 4, 2025, a decree was published in the Official Gazette approving the Programa Nacional de Financiamiento del Desarrollo 2025-2030 (National Development Financing Program 2025-2030), which was prepared by the Ministry of Finance and Public Credit as part of the National Development Plan. The program seeks to ensure the efficient and transparent use of public resources under the principles of republican austerity, promote balanced economic growth among regions and strengthen public sector revenues. The program will be mandatory for federal agencies, and its implementation will be supervised by the Ministry of Finance and Public Credit together with the Ministry of Anticorruption and Good Governance.

Fiscal policy

On August 22, 2025, the Ministry of Finance and Public Credit published an Acuerdo (Agreement) in the Official Gazette establishing fiscal stimulus amounts, pursuant to decrees in effect since 2020, for gasoline sales in municipalities bordering Guatemala. The regulation, which aims to reduce price disparities with neighboring countries and support regional competitiveness, sets forth the differentiated per-liter subsidies based on fuel type and region, ranging from Ps. 1.167 to Ps. 2.549, that were effective between August 23 and August 29, 2025.

The Budget

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Table No. 10 – Selected Budgetary Expenditures; 2025 Expenditure Budget

(In Billions of Pesos)

	Actual
	2024(1)		First six months of 2024(1)		First six months of 2025(1)		2025 Budget(2)
Health	Ps.	65.6	Ps.	27.9	Ps.	23.6	Ps.	66.7
Education		449.1		242.1		234.6		450.9
Housing and community development		15.1		10.3		9.3		38.0
Government debt service		1,042.5		532.8		597.7		1,149.6
CFE and PEMEX debt service		107.9		75.2		102.8		186.4
PEMEX debt service		73.1		56.0		80.4		147.9
CFE debt service		34.7		19.2		22.4		38.5

(1)	Preliminary figures.
(2)

2025 Budget figures represent budgetary estimates for the full year, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2025. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2025 economic results.

Source: Ministry of Finance and Public Credit.

The table below sets forth the budgetary results for the periods indicated. It also sets forth certain assumptions and targets from Mexico’s 2025 Budget.

Table No. 11 – Budgetary Results; 2025 Budget Assumptions and Targets

	Actual
	2024(1)	First six months of 2024(1)	First six months of 2025(1)	2025 Budget(2)
Real GDP growth (%)(3)	1.4%	1.9%	0.4%	2.0—3.0%
Increase in the national consumer price index (%)(4)	4.2%	5.0%	4.3%	3.5%
Average export price of Mexican oil mix (U.S.$/barrel)(5)	70.24	73.48	62.54	57.8
Average exchange rate (Ps./$1.00)	18.3	17.1	20.0	18.7
Average rate on 28-day Cetes (%)	10.7%	11.0%	9.0%	8.9%
Public sector balance as % of GDP(6)	(4.9)%	(2.1)%	(1.2)%	(3.2)%
Primary balance as % of GDP(6)	(1.5)%	(0.4)%	0.7%	(0.6)%
Current account deficit as % of GDP	(0.9)%	(2.6)%	(1.2)%	(0.4)%

(1)	Preliminary figures.
(2)

2025 Budget figures represent budgetary estimates for the full year, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2025. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2025 economic results.

(3)	Figures represent year-over-year change for the first six months of 2024 and first six months of 2025.
(4)	Figures represent the 12-month percentage change in the consumer price index for the last month in the period indicated.
(5)

The Government entered into hedging agreements to mitigate the effects of a change in oil prices with respect to the level that was assumed in the 2025 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil. exported by PEMEX for the year falls below the price assumed in the 2025 Budget.

(6)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and the recognition as public sector debt of certain long-term infrastructure-related projects (PIDIREGAS) obligations, as discussed under “Public Finance—Revenues and Expenditures—General.”

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

On August 14, 2025, INEGI published the Estadística de Finanzas Públicas Estatales y Municipales 2024 (State and Municipal Public Finance Statistics, or EFIPEM), which consolidates information on revenue, expenditure, public debt, and federal transfers by state and municipality based on data reported by local treasuries. This update allows for more timely and comparable monitoring of state and municipal budget execution, strengthens multi-year fiscal planning, and provides key inputs for performance evaluation, aligning territorial public spending with the objectives of the 2025–2030 National Development Plan and Mexico’s international sustainable development commitments.

The following table presents the composition of public sector budgetary revenues for the first six months of 2024 and 2025 in billions of pesos. It also sets forth certain assumptions and targets from Mexico’s 2025 Budget.

Table No. 12 – Public Sector Budgetary Revenues

(In Billions of Pesos)(1)

	Actual
	First six months of 2024(2)	First six months of 2025(2)	2025 Budget(3)
Budgetary revenues	3,818.8	4,104.8	8,055.6
Federal Government	2,799.6	3,210.1	5,952.0
Taxes	2,529.1	2,838.4	5,297.8
Income tax(4)	1,436.8	1,610.6	2,859.7
Value-added tax	670.9	764.9	1,463.3
Excise taxes	311.8	321.3	713.8
Import duties	59.1	81.8	151.8
Tax on the exploration and exploitation of hydrocarbons	3.4	3.4	7.1
Export duties	0.0	0.0	0.0
Other	47.2	56.4	102.0
Non-tax revenue	270.5	371.7	654.2
Fees and tolls(5)	83.2	96.5	151.2
Transfers from the Mexican Petroleum Fund for Stabilization and Development	90.3	128.1	279.8
Fines and surcharges	96.9	147.0	223.2
Other	0.0	0.0	0.0
Public enterprises and agencies	1,019.1	894.7	2,103.7
PEMEX(6)	455.5	314.8	860.9
Others(7)	563.7	579.9	1,242.8

Note: Numbers may not total due to rounding.

(1)	Nominal pesos.
(2)	Preliminary figures.
(3)

2025 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2025. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2025 economic results.

(4)	Includes tax and oil Impuesto Sobre la Renta (Income Tax).
(5)	Includes oil and non-tax duties.
(6)	Includes oil revenues, which are classified as non-tax revenues for information consistency purposes.
(7)	Includes CFE, IMSS and ISSSTE.

Source: Ministry of Finance and Public Credit.

Revenues

Taxation and Tax Revenues

On August 20, 2025, the SAT and the Agencia de Transformación Digital y Telecomunicaciones (Digital Transformation and Telecommunications Agency) launched a joint strategy to modernize and simplify certain tax procedures to strengthen efficiency and cybersecurity, increase tax collection, and facilitate public access to tax services.

Expenditures

Health and Labor, Education and Other Social Welfare Expenditures

On July 17, 2025, an amendment to the Programa de Crédito 2025 del Fondo de la Vivienda (2025 Credit Program of the Housing Fund) was published in the Official Gazette, authorizing an additional Ps. 7 billion for the Programa Fondo de la Vivienda Mujeres (Housing Fund Women’s Program), which aims to offer financing to female government workers with interest rates ranging from 2% to 3.5%.

On July 21, 2025, the Mexican government expanded welfare benefits to Mexican women between the ages of 60 and 64 through the Pensión Mujeres del Bienestar (Women’s Welfare Pension), which offers Ps. 3,000 bi-monthly cash subsidies, starting in September 2025. Upon reaching the age of 65, beneficiaries will automatically become eligible for the Pensión para el Bienestar de las Personas Mayores (Pension for the Wellbeing of Older Adults).

On September 5, 2025, a decree approving the Programa Sectorial de Educación 2025-2030 (Sectoral Education Program 2025-2030) was published in the Official Gazette, establishing guidelines for federal educational institutions to guarantee the right to free, inclusive, intercultural and quality public education. The program’s objectives include (i) strengthening teacher training, (ii) expanding educational coverage at all levels, (iii) reducing inequality, (iv) promoting critical and scientific thinking, and (v) linking education to social welfare and sustainable development. The implementation of the program will be overseen by the Secretaría de Educación Pública (Ministry of Public Education), the Ministry of Finance and Public Credit and the Ministry of Anti-Corruption and Good Governance.

Government Agencies and Enterprises

On August 14, 2025, the Ministry of Finance and Public Credit published its annual Relación de las Entidades Paraestatales de la Administración Pública Federal (List of Parastatal Entities of the Federal Public Administration) in the Official Gazette, including decentralized agencies, companies with majority state participation, public trusts, and state-owned public companies, as well as those in the process of divestiture.

PUBLIC DEBT

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at each of the dates indicated:

Table No. 13 – Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP)(1)

	At June 30, 2024	At June 30, 2025
Historical Balance of Public Sector Borrowing Requirements	47.3%	50.1%

(1)	The calculation of Historical Balance of Public Sector Borrowing Requirements is discussed in footnote 1 to Table No. 67 in “Public Debt—Historical Balance of Public Sector Borrowing Requirements.”

For an explanation of Mexico’s public debt classification, including an explanation of the Historical Balance of Public Sector Borrowing Requirements, please see “Public Debt—Public Debt Classification.”

Internal Debt

Internal Public Sector Debt

The following table summarizes the gross and net internal debt of the public sector at each of the dates indicated:

Table No. 14 – Gross and Net Internal Debt of the Public Sector

	At June 30, 2024	At June 30, 2025(1)

	(in billions of pesos)
Gross Debt	Ps. 12,770.1	Ps. 14,288.0
By Term
Long-term	12,063.8	13,788.5
Short-term	706.3	499.5
By User
Federal Government	11,990.7	13,524.4
State-Owned Public Companies (PEMEX and CFE)	389.8	328.4
Development Banks	389.6	435.3
Financial Assets	512.0	607.8
Total Net Debt	Ps. 12,258.1	Ps. 13,680.2
Gross Internal Debt/GDP(2)	38.6%	40.6%
Net Internal Debt/GDP(2)	37.1%	38.8%

(1)	Preliminary figures.
(2)	The calculation of net internal debt is discussed in footnote 2 to Table No. 68 in “Public Debt—Internal Debt—Internal Public Sector Debt.”

Internal Government Debt

As of September 12, 2025, there was no debt of any state or municipality guaranteed by the Government outstanding.

On July 28, 2025, the Ministry of Finance and Public Credit carried out a refinancing transaction in the amount of Ps. 99.881 in the local market consisting of CETES, M bonos and short-term unidad de inversión (Investment Units, or UDIs) denominated bonds (“Udibonos”). In exchange, new instruments with maturities between 2029 and 2054 were issued, strengthening the local market yield curve.

The following table summarizes the gross and net internal debt of the Government at each of the dates indicated.

Table No. 15 – Gross and Net Internal Debt of the Government (1)

	At June 30, 2024(2)		At June 30, 2025(2)

	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps. 11,528.4	96.1%	Ps. 13,061.8	96.6%
Cetes	1,505.8	12.6%	1,835.8	13.6%
Floating Rate Bonds(5)	2,040.6	17.0%	7,197.9	53.2%
Inflation-Linked Bonds	3,408.7	28.4%	4,040.9	29.9%
Fixed Rate Bonds	4,563.6	38.1%	5,017.1	37.1%
STRIPS of Udibonos	9.8	0.1%	10.1	0.1%
Other(3)	462.3	3.9%	462.6	3.4%

Total Gross Debt	Ps. 11,990.7	100.0%	Ps. 13,524.4	100.0%

Net Debt
Financial Assets(4)	252.7		204.7

Total Net Debt	Ps. 11,737.9		Ps. 13,319.6

Gross Internal Debt/GDP	36.3%		38.38%
Net Internal Debt/GDP	35.5%		37.80%

Note: Numbers may not total due to rounding.

(1)

Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria. This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.

(2)	Preliminary figures.
(3)	Includes Ps. 97.5 billion at June 30, 2024 and Ps. 87.7 billion at June 30, 2025 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the General Account of the Tesorería de la Federación (Treasury of the Federation) in Banco de México.
(5)

Figures in connection with BONDES D, BONDES F and BONDES G floating rate bonds, which are linked to the one-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE).

Source: Ministry of Finance and Public Credit.

External Debt

External Public Sector Debt

According to preliminary figures, as of June 30, 2025, outstanding gross external public sector debt totaled U.S.$240.3 billion, an approximate U.S.$19.2 billion increase from the U.S.$ 221.0 billion outstanding on December 31, 2024. Of this amount, U.S.$231.8 billion represented long-term debt and U.S.$8.5 billion represented short-term debt. Net external indebtedness increased by U.S.$18.5 billion during the first six months of 2025.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated.

Table No. 16 – Summary of External Public Sector Debt by Type (1)(2)

	At June 30, 2024(3)		At June 30, 2025(3)

	(in millions of U.S. dollars)
Long-Term Direct Debt of the Government	U.S.$	127,367.6	U.S.$	140,645.7
Long-Term Debt of Budget Controlled Agencies		79,878.3		85,716.2
Other Long-Term Public Debt(4)		5,163.9		5,402.7

Total Long-Term Debt	U.S.$	212,409.8	U.S.$	231,764.6

Total Short-Term Debt		6,600.0		8,488.8

Total Long and Short-Term Debt	U.S.$	219.009.8	U.S.$	240,253.4

Table No. 17 – Summary of External Public Sector Debt by Currency (1)

	At June 30, 2024(3)			At June 30, 2025(3)

	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	166,794	76.2%	U.S.$	178,659	74.4%
Japanese Yen		5,545	2.5%		7,489	3.1%
Swiss Francs		2,589	1.2%		4,205	1.8%
Pounds Sterling		1,833	0.8%		1,987	0.8%
Euros		29,320	13.4%		34,304	14.3%
Others		12,930	5.9%		13,609	5.7%

Total	U.S.$	219,010	100.0%	U.S.$	240,253	100.0%

Table No. 18 – Net External Debt of the Public Sector (1)

	At June 30, 2024(3)		At June 30, 2025(3)

	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	213,924.7	U.S.$	232,431.6
Gross External Debt/GDP		11.8%		12.6%
Net External Debt/GDP		11.5%		12.2%

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of June 30, 2025) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

(3)	Adjusted to reflect the effect of currency swaps.
(4)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.

Source: Ministry of Finance and Public Credit.

External Government Debt

On July 18, 2025, the credit rating agency JCR reaffirmed its A- rating with a stable outlook for Mexico’s long-term foreign currency debt. On September 8, 2025, the credit agency Standard & Poor’s reaffirmed its BBB credit rating with a stable outlook for Mexico’s long-term foreign currency debt.

The following tables set forth a summary of Mexico’s external Government debt, including the gross external Government debt, net external Government debt and net Government debt at the dates indicated.

Table No. 19 – Gross External Debt of the Government by Currency (1)

	At June 30, 2024			At June 30, 2025

	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	84,448	66.3%	U.S.$	87,881	62.5%
Japanese Yen		4,817	3.8%		6,679	4.7%
Swiss Francs		2,589	2.0%		4,205	3.0%
Pounds Sterling		1,264	1.0%		1,370	1.0%
Euros		22,221	17.4%		27,688	19.7%
Others		12,028	9.4%		12,823	9.1%

Total	U.S.$	127,368	100.0%	U.S.$	140,646	100.0%

(1)

In connection with certain measures to support PEMEX in the management and improvement of its balance sheet, on August 14, 2025, the Mexican Government, as sponsor, agreed to, upon the occurrence of certain events, issue and sell to a special purpose vehicle, which on such date issued $12 billion in aggregate face amount of pre-capitalized securities redeemable on August 17, 2030 (the “P-Caps”), an aggregate principal amount of Mexico’s notes due 2030 (the “Notes”), in an amount equivalent to the aggregate face value of the outstanding P-Caps. The P-Caps are not consolidated with the liabilities of PEMEX or Mexico, and are not guaranteed by Mexico. The Notes, when and if issued by Mexico, will constitute public debt of the Mexican Government, according to the relevant regulatory provisions of the Mexican Government, but are not included in the table above as the Notes have not been issued. See “Certain Financing and Support Transactions” in the Form 18-K/A filed on August 29, 2025.

Table No. 20 – Net External Debt of the Government

	At June 30, 2024		At June 30, 2025
(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	123,476.6	U.S.$	134,870.0
Gross External Debt/GDP		6.8%(2)		7.4%(2)
Net External Debt/GDP		6.6%(2)		7.1%(2)

Table No. 21 – Net Debt of the Government

	At June 30, 2024	At June 30, 2025
Internal Debt	83.5%	83.9%
External Debt(1)	16.5%	16.1%

Note:	Numbers may not total due to rounding.
(1)	The calculation of external debt is discussed in footnote 3 to Table No. 77 in “Public Debt—External Public Debt—External Public Sector Debt.”
(2)	Preliminary figures.

Source: Ministry of Finance and Public Credit.

External Securities Offerings and Liability Management Transactions

On July 2, 2025, Mexico issued U.S.$3,949,715,000 of its 5.850% Global Notes due 2032 and U.S.$2,850,768,000 of its 6.625% Global Notes due 2038. Mexico used a portion of the proceeds from this offering to redeem in full all of its outstanding 4.125% Global Notes due 2026 on August 1, 2025. Concurrently, Mexico conducted a tender offer pursuant to which it offered to purchase for cash its outstanding notes of the series set forth in the offer to purchase dated June 23, 2025. In the tender offer, Mexico offered investors the opportunity to switch notes of the series listed in the table below for the 5.850% Global Notes due 2032 and the 6.625% Global Notes due 2038. A summary of the tender offer results follows:

Old Notes	Aggregate Principal Amount of Tenders Accepted		Outstanding Amount After Tender Offer
4.150% Global Notes due 2027	U.S.$	483,684,000	U.S.$	1,891,166,000
3.750% Global Notes due 2028	U.S.$	268,564,000	U.S.$	1,609,838,000
5.400% Global Notes due 2028	U.S.$	82,390,000	U.S.$	1,167,610,000
4.500% Global Notes due 2029	U.S.$	401,311,000	U.S.$	2,684,332,000
5.000% Global Notes due 2029	U.S.$	220,212,000	U.S.$	779,788,000
3.250% Global Notes due 2030	U.S.$	248,745,000	U.S.$	2,010,492,000
6.000% Global Notes due 2030	U.S.$	294,156,000	U.S.$	1,705,844,000
2.659% Global Notes due 2031	U.S.$	398,704,000	U.S.$	2,997,358,000
8.300% Global Notes due 2031	U.S.$	103,488,000	U.S.$	1,053,407,000

On August 1, 2025, Mexico redeemed in full €1,327,437,000 of its outstanding 1.625% Global Notes due 2026.

On September 15, 2025, Mexico announced an offer, pursuant to a separate prospectus supplement filed with the SEC, of (i) €2,250,000,000 principal amount of its Euro-denominated 3.500% Global Notes due 2029 (the “2029 EUR Notes”), (ii) €1,500,000,000 principal amount of its Euro-denominated 4.500% Global Notes due 2034 (the “2034 EUR Notes”), and (iii) €1,250,000,000 principal amount of its Euro-denominated 5.125% Global Notes due 2038 (the “2038 EUR Notes”) and, together with the 2029 EUR Notes and the 2034 EUR Notes, the “Euro-denominated Notes”), to be issued on or about September 19, 2025 as debt securities under the indenture, subject to customary closing conditions. This prospectus supplement is not an offer to sell or a solicitation of an offer to buy any Euro-denominated Notes.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

The underwriters severally have agreed to purchase, and Mexico has agreed to sell to them, the principal amount of each series of notes listed opposite their names below. The terms agreement, dated as of September 16, 2025, between Mexico and the underwriters provides the terms and conditions that govern this purchase.

Underwriters	Principal Amount of the 2031 notes		Principal Amount of the 2033 notes		Principal Amount of the 2035 notes
BofA Securities, Inc.	U.S.$	214,286,000	U.S.$	571,430,000	U.S.$	357,144,000
Citigroup Global Markets Inc.	U.S.$	214,287,000	U.S.$	571,429,000	U.S.$	357,144,000
J.P. Morgan Securities LLC	U.S.$	214,287,000	U.S.$	571,429,000	U.S.$	357,144,000
Deutsche Bank Securities Inc.	U.S.$	214,285,000	U.S.$	571,428,000	U.S.$	357,142,000
Goldman Sachs & Co. LLC	U.S.$	214,285,000	U.S.$	571,428,000	U.S.$	357,142,000
Mizuho Securities USA LLC	U.S.$	214,285,000	U.S.$	571,428,000	U.S.$	357,142,000
SMBC Nikko Securities America, Inc.	U.S.$	214,285,000	U.S.$	571,428,000	U.S.$	357,142,000

Total	U.S.$	1,500,000,000	U.S.$	4,000,000,000	U.S.$	2,500,000,000

BofA Securities, Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are acting as global coordinators and joint lead bookrunners in connection with the offering of the notes, and Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, Mizuho Securities USA LLC and SMBC Nikko Securities America, Inc. are acting as joint bookrunners in connection with the offering of the notes.

The underwriters plan to offer the notes to the public at the respective public offering price set forth for the 2031 notes, the 2033 notes and the 2035 notes on the cover page of this prospectus supplement. After the initial offering of the notes, the underwriters may vary the offering price and other selling terms. The underwriters may offer and sell the notes through certain of their respective affiliates. Some of the notes will be offered and sold in transactions that are exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Regulation S thereunder, and this prospectus supplement may be used in connection with such offers and sales.

The underwriters are purchasing and offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of the validity of the notes by counsel and other conditions contained in the terms agreement, such as the receipt by the underwriters of certificates of officials and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders, in whole or in part.

Certain of the underwriters or, as applicable, their respective affiliates are acting as joint dealer managers for the PEMEX Tender Offer, pursuant to an offer to purchase by PEMEX. As described in “Use of Proceeds,” it is anticipated that some of the net proceeds of this offering will be used by Mexico to make a capital contribution to PEMEX, which in turn will be used by PEMEX to partially repay and redeem certain of its outstanding short-term securities and repurchase certain of its outstanding securities pursuant to the PEMEX Tender Offer, for which certain of the underwriters are acting as joint dealer managers. Affiliates of the underwriters may be holders of certain of the outstanding securities of PEMEX subject to the PEMEX Tender Offer and may receive 5% or more of the proceeds from this offering in tendering their PEMEX securities. Because of the manner in which the net proceeds are being used, this offering will be conducted in accordance with Financial Industry Regulatory Authority (“FINRA”) Rule 5121.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Mexico or its affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of Mexico or its affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In order to facilitate the offering of the notes, the underwriters and their affiliates may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the underwriters or their affiliates may:

•	over-allot in connection with the offering (i.e., apportion to dealers more of the notes than the underwriters have), creating a short position in the notes for their own accounts;

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes; or

•	if the underwriters or their affiliates repurchase previously distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.

Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters or their affiliates are not required to engage in these activities, but, if they do, they may discontinue them at any time.

Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the notes and 60 days after the date of the allotment of the notes. Any stabilization action or over-allotment must be conducted by the underwriters, or any person acting on behalf of the underwriters, in accordance with all applicable laws and rules. This supplements the stabilization provision in the corresponding prospectus dated August 29, 2025 issued by Mexico.

It is expected that delivery of the notes will be made against payment therefor on the fourth business day following the date hereof (such settlement cycle being referred to herein as “T+4”). Trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to one business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to one business day before delivery should consult their own advisors.

The net proceeds to Mexico from the sale of the notes will be approximately U.S.$7,955,810,000, after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S.$330,000.

The underwriters have agreed to pay for certain expenses of Mexico in connection with the offering of the notes.

Mexico has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in respect of any of those liabilities.

Selling Restrictions

The notes are being offered for sale in jurisdictions where it is legal to make such offers. The notes will not be sold or offered in any place without compliance with the applicable laws and regulations of that place. There will not be any distribution or publication of any document or information relating to the notes in any place without compliance with the applicable laws and regulations of that place. If you receive this prospectus supplement and the corresponding prospectus, then you must comply with the applicable laws and regulations of the place where you (a) purchase, offer, sell or deliver the notes or (b) possess, distribute or publish any offering material relating to the notes. Your compliance with these laws and regulations will be at your own expense.

In particular, there are restrictions on the distribution of this prospectus supplement and the corresponding prospectus and the offer or sale of notes in Austria, Belgium, Brazil, Canada, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Luxembourg, Mexico, Netherlands, Peru, Singapore, Spain, Switzerland, the United Kingdom and Uruguay. See below and “Plan of Distribution” in the prospectus for further details on the restrictions on the offer and sale of the notes.

The terms relating to non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the notes under the registration statement.

Austria

The information in the offer materials does not constitute a public offering (öffentliches Angebot) to investors in Austria and must not be used in conjunction with a public offering pursuant to Austrian Capital Market Act (Kapitalmarktgesetz) in Austria or, if considered a public offering (öffentliches Angebot), is exclusively made on the basis of exemptions from the obligation to publish an approved prospectus in line with the Austrian Capital Market Act (Kapitalmarktgesetz). No prospectus pursuant to the Austrian Capital Market Act (Kapitalmarktgesetz) has been or will be approved (gebilligt) by or notified (notifiziert) to the Austrian Financial Market Authority (Finanzmarktaufsicht) and no such prospectus has been or will be published in Austria in any way which would constitute a public offering under Austrian law (whether presently or in the future), nor has been or will such prospectus be deposited with the filing office (Meldestelle) of Oesterreichische Kontrollbank AG.

The information in the offer materials (e.g., prospectus supplement and prospectus) is being made available in Austria for the sole purpose of providing information about the securities described herein solely to individually qualified investors in Austria. The information contained in the offer materials is being made available on the condition that it is solely for the use of the recipient as a potential and individually qualified investor and may not be passed on to any other person or reproduced in whole or in part.

Consequently, the securities are not authorized for public offering under the Austrian Capital Markets Act (Kapitalmarktgesetz) and no public offers or public sales or invitation to make such an offer may be made. No advertisements may be published and no marketing materials may be made available or distributed in Austria in respect of the securities. A public offering of the securities in Austria without the prior publication of a prospectus in accordance with the Austrian Capital Market Act would constitute a criminal offense under Austrian law.

Belgium

In Belgium, this offer is not directly or indirectly, being made to, or for the account of, any person other than to qualified investors (gekwalificeerde beleggers/investisseurs qualifiés) within the meaning of Article 2, e) of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC. (Règlement (UE) 2017/1129 du 14 juin 2017 du Parlement européen et du Conseil concernant le prospectus à publier en cas d’offre au public de valeurs mobilières ou en vue de l’admission de valeurs mobilières à la négociation sur un marché réglementé, et abrogeant la directive 2003/71/CE/Verordening (EU) 2017/1129 van het Europees Parlement en de Raad van 14 juni 2017 betreffende het prospectus dat moet worden gepubliceerd wanneer effecten aan het publiek worden aangeboden of tot de handel op een gereglementeerde markt worden toegelaten en tot intrekking van Richtlijn 2003/71/EG) (“The Regulation”), as amended or replaced from time to time, and that do not qualify as consumers (consumenten/consommateurs) within the meaning of Article I.1, 2° of the Belgian Code of Economic Law of February 28, 2013 (Qualified Belgian Investors). As a result, and further to Article 1, 4, a of The Regulation this offer does not constitute a public offer pursuant to Article 3, 1 of The Regulation, as amended or replaced from time to time. Consequently, the offer has not been and will not be notified to, and the prospectus supplement and the corresponding prospectus and any other offering material relating to the offer has not been, and will not be, submitted to nor approved by the Belgian Financial Services and Markets Authority (Autoriteit voor Financiële Diensten en Markten/Autorité des Services et Marchés Financiers) pursuant to the Belgian laws and regulations applicable to the public offering of securities. The offer as well as any other materials relating to the offer may not be advertised, and this prospectus supplement and the corresponding prospectus or any other information circular, brochure or similar document may not be distributed, directly or indirectly, to any person in Belgium other than Qualified Belgian Investors, acting on their own account, and may not be used in connection with any offering in Belgium except as may otherwise be permitted by law.

Brazil

The offer and sale of the notes have not been and will not be registered with the Brazilian Securities Commission (comissão de valores mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No 160, dated 13 July 2022, as amended (“CVM Resolution 160”) or unauthorized distribution under Brazilian laws and regulations. The notes will be authorized for trading on organized non-Brazilian securities markets and may only be offered to Brazilian professional investors (as defined by applicable CVM regulation), who may only acquire the notes through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. the trading of these securities on regulated securities markets in Brazil is prohibited.

Canada

The notes may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement and the corresponding prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.4 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Chile

Notice to Chilean Investors

Pursuant to the Securities Market Law of Chile and Norma de Carácter General (Rule) No. 336, dated June 27, 2012, issued by the Financial Market Commission of Chile (Comisión para el Mercado Financiero, or “CMF”) (“Rule 336”), the notes may be privately offered to certain qualified investors identified as such by Rule 336 (which in turn are further described in Rule No. 216, dated June 12, 2008, and rule 410 dated July 27, 2016, both of the CMF).

Rule 336 requires the following information to be made to prospective investors in Chile:

1.	Date of commencement of the offer: (September 16, 2025). The offer of the notes is subject to Rule 336;

2.

The subject matter of this offer are securities not registered in the securities registry (Registro de Valores) of the CMF, nor in the foreign securities registry (Registro de Valores Extranjeros) of the CMF; hence, the notes are not subject to the oversight of the CMF;

3.	Since the notes are not registered in Chile there is no obligation by the issuer to deliver public information about the notes in Chile; and

4.	The notes shall not be subject to public offering in Chile unless registered in the relevant securities registry of the CMF.

Colombia

The notes may not be offered, sold or negotiated in Colombia, except in compliance with Part 4 of Decree 2555 of 2010. This document does not constitute and may not be used for, or in connection with, a public offering as defined under Colombian law.

Prohibition of Sales to EEA Retail Investors

Each underwriter has represented and agreed with Mexico, severally and not jointly, that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes which are the subject of the offering contemplated by this prospectus supplement and the corresponding prospectus in relation thereto to any retail investor in the EEA. For the purposes of this provision, the expression “retail investor” means a person who is one (or more) of the following:

(a)	a retail client as defined in point (11) of Article 4(1) of MiFID II; or

(b)	a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II.

France

The notes may not be offered or sold or caused to be offered or sold, directly or indirectly, to the public in France and neither this prospectus supplement and the related prospectus, which have not been submitted to the clearance procedure of the French Autorité des Marchés Financiers (“AMF”), nor to a competent authority of another member state of the European Economic Area (a “Member State”) that would have notified its approval to the AMF in accordance with the passport procedure provided under the Prospectus Regulation as implemented in France and in the relevant Member State, nor any other offering material or information contained therein relating to the notes may be released, issued or distributed or caused to be released, issued or distributed, directly or indirectly, to the public in France, or used in connection with any offer for subscription, exchange or sale of the notes to the public in France.

Any such offers, sales and distributions may be made in France only to (i) qualified investors (investisseurs qualifiés) as defined in article 2 point (e) of the Prospectus Regulation, and/or to (ii) a limited circle of investors (cercle restreint) acting for their own account, as defined in Articles L. 411-2(1) and D. 411-4 of the French Code monétaire et financier, in accordance with, Articles L. 411-1 and L.411-2 of the French Code monétaire et financier.

Germany

This document does not constitute a prospectus compliant with the Prospectus Regulation and does therefore not allow any public offering in the Federal Republic of Germany (“Germany”). No prospectus (Prospekt) within the meaning of the Prospectus Regulation and the German Securities Prospectus Act (Wertpapierprospektgesetz) or any other applicable laws in Germany has been or will be published in Germany, nor has this document been filed with, approved by or notified to the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication in Germany.

This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

This prospectus supplement and the corresponding prospectus are strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Hong Kong

The notes may not be offered or sold in Hong Kong, by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Winding Up and Miscellaneous Provisions Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of C(WUMP)O, and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under the SFO.

The contents of this prospectus supplement and the corresponding prospectus have not been reviewed by any regulatory authority in Hong Kong. Each intermediary or purchaser of the notes is advised to exercise caution in relation to any offer of the notes and, if in any doubt about any of the contents of this prospectus supplement and the corresponding prospectus, should obtain independent professional advice.

The notes are not the equivalent to time deposits and are not protected deposits under the Deposit Protection Scheme in Hong Kong.

Italy

The offering of the notes has not been registered pursuant to Italian securities legislation and, accordingly, no notes may be offered, sold or delivered, nor may copies of the prospectus supplement and the corresponding prospectus nor any other document relating to any notes be distributed in the Republic of Italy, except, in accordance with all Italian securities, tax and exchange control and other applicable laws and regulations.

The offering of the notes is being carried out in the Republic of Italy as an exempted offer pursuant to article 1, paragraph 4, letter c), of Regulation (EU) 2017/1129.

The notes will not be offered, sold or delivered nor any copies of the prospectus, the prospectus supplement and/or any other document relating to the notes will be distributed in the Republic of Italy except in circumstances which are exempted from the rules on public offerings, as provided under Regulation (EU) 2017/1129, the Legislative Decree No. 58 of 24 February 1998 (the “Consolidated Financial Act”) and the Commissione Nazionale per le Società e la Borsa (“CONSOB”) Regulation No. 11971 of 14 May 1999 (the “Issuer Regulation”).

Any offer, sale or delivery of the notes or distribution of copies of the prospectus, the prospectus supplement or any other document relating to the notes in the Republic of Italy must be:

(a)

made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with Regulation (EU) 2017/1129, the Consolidated Financial Act, Regulation No. 20307, Legislative Decree No. 385 of 1 September 1993 (the “Banking Act”) (in each case, as amended) and any other applicable laws or regulation;

(b)	in compliance with Article 129 of the Banking Act, and the implementing guidelines of the Bank of Italy, as amended from time to time; and

(c)	in compliance with any other applicable laws and regulations or requirement imposed by CONSOB or the Bank of Italy or other competent authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the notes or the relevant offering.

Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the “Financial Instruments and Exchange Act”) and each underwriter and agent will represent and agree that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (as defined under Item 5, Paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Act of Japan (Act No. 228 of 1949, as amended)), or to others for re offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

Luxembourg

The notes may not be offered to the public in Luxembourg, except in the following circumstances:

a.

in the period beginning on the date of publication of a prospectus in relation to those notes which have been approved by the Commission de surveillance du secteur financier (CSSF) in Luxembourg or, where appropriate, approved in another relevant European Union Member State and notified to ESMA and the CSSF, all in accordance with the Prospectus Regulation and ending on the date which is 12 months after the date of such publication (hereafter a “Public offer”);

b.

at any time to qualified investors, which, pursuant to the Prospectus Regulation, means persons or entities that are listed in points (1) to (4) of Section I of Annex II to Directive 2014/65/EU, and persons or entities who are, on request, treated as professional clients in accordance with Section II of that Annex, or recognised as eligible counterparties in accordance with Article 30 of Directive 2014/65/EU unless they have entered into an agreement to be treated as non-professional clients in accordance with the fourth paragraph of Section I of that Annex. For the purposes of applying the first sentence of this point, investment firms and credit institutions shall, upon request from the issuer, communicate the classification of their clients to the issuer subject to compliance with the relevant laws on data protection;

c.	an offer of securities addressed to fewer than 150 natural or legal persons per Member State, other than qualified investors; and/or

d.	at any time in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 1 (4) of the Prospectus Regulation.

The applicability of the selling restrictions provided by Luxembourg law will depend on whether the invitation is to be treated as a public offer or whether it can be made under one of the exemptions of Article 1 (4) of the Prospectus Regulation (a “private placement”).

For the purposes of this provision, the expression an offer of notes to the public in relation to any notes in Luxembourg means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase the notes, as defined in the Prospectus Regulation or any variation thereof or amendment thereto.

Mexico

The notes have not been and will not be registered with the Mexican National Securities Registry (Registro Nacional de Valores) maintained by the CNBV, and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to investors in Mexico that qualify as institutional and accredited investors in Mexico, pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores) and regulations thereunder. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational and statistical purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency, liquidity or credit quality of Mexico, the investment quality of the notes, or that the information contained in this prospectus supplement and the corresponding prospectus is accurate or complete, or validates any legal action that is void under applicable law. Mexico has prepared this prospectus supplement and the corresponding prospectus and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

Netherlands

The notes may not be offered or sold, directly or indirectly, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Peru

The notes and the information contained in this prospectus supplement and the corresponding prospectus have not been and will not be registered with or approved by the SMV, SBS, as defined under Peruvian law, or the Lima Stock Exchange. Accordingly, the notes cannot be offered or sold in Peru, except if such offering is a private offering under the securities laws and regulations of Peru. The Peruvian Securities Market Law establishes that any offering may qualify as a private offering if it is directed exclusively to institutional investors.

Singapore

This prospectus supplement and the corresponding prospectus have not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the corresponding prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 of Singapore.

Any reference to the SFA is a reference to the Securities and Futures Act 2001 of Singapore and a reference to any term as defined in the SFA or any provision in the SFA is a reference to that term or provision as modified or amended from time to time including by such of its subsidiary legislation as may be applicable at the relevant time.

Notification under Section 309B of the Securities and Futures Act 2001 of Singapore: The notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and “Excluded Investment Products” (as defined in MAS Notice SFA 04- N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Spain

The notes may not be offered, sold or distributed, nor may any subsequent resale of the notes be carried out in Spain except in circumstances which do not require the registration of a prospectus in Spain or without complying with all legal and regulatory requirements under the (i) Spanish Securities Markets Act, Law 6/2023 on the Securities Markets and Investment Services, dated March 17 (Ley 6/2023, de 17 de marzo, de los Mercados de Valores y de los Servicios de Inversión), the (ii) Prospectus Regulation, and (iii) supplemental rules enacted thereunder.

The notes may only be offered in Spain by entities authorized under the Spanish Securities Markets Act and Royal Decree 813/2023, of November 8, on the legal regime applicable to investment services companies and other entities that provide investment services (Real Decreto 813/2023, de 8 de noviembre, sobre el régimen jurídico de las empresas de servicios de inversión y de las demás entidades que prestan servicios de inversión) to provide investment services in Spain and in accordance with the provisions thereunder.

Offers of notes in Spain shall only be directed specifically at, or made to, professional clients and eligible counterparties, as defined in articles 194 and 196 of the Spanish Securities Market Act, respectively.

None of the notes, this offering or this prospectus supplement and its contents have been approved or registered with the Spanish Securities Commission (Comisión Nacional del Mercado de Valores).

Switzerland

The offer of the notes is made in Switzerland on the basis of a private placement, not as a public offering. The notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”), and will not be admitted to any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the notes constitutes a prospectus as such term is understood pursuant to the FinSA, and neither this prospectus supplement, the corresponding prospectus nor any other offering or marketing material relating to the offer of the notes may be publicly distributed or otherwise made publicly available in Switzerland.

United Kingdom

Each underwriter has, severally and not jointly, represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes which are the subject of the offering contemplated by this prospectus supplement and the corresponding prospectus in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the UK.

Prohibition of Sales to UK Retail Investors

Each underwriter has represented and agreed with Mexico, severally and not jointly, that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes which are the subject of the offering contemplated by this prospectus supplement and the corresponding prospectus in relation thereto to any retail investor in the UK. For the purposes of this provision, the expression “retail investor” means a person who is one (or more) of the following:

(a)	a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; or

(b)

a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of UK MiFIR.

Uruguay

The sale of any series of notes issued hereby qualifies as a private placement pursuant to section 2 of Uruguayan law 18.627. Mexico represents and agrees that it has not offered or sold, and will not offer or sell, any notes to the public in Uruguay, except in circumstances that do not constitute a public offering or distribution under Uruguayan laws and regulations. The sale of any series of notes hereunder is not and will not be registered with the Central Bank of Uruguay to be publicly offered in Uruguay.

UNITED MEXICAN STATES

Secretaría de Hacienda y Crédito Público

Insurgentes Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

Ciudad de México, México, 01020

TRUSTEE, REGISTRAR, TRANSFER AGENT

AND PRINCIPAL PAYING AGENT

Deutsche Bank Trust Company Americas

1 Columbus Circle, Floor 4S

New York, New York 10019

LUXEMBOURG LISTING AGENT Banque Internationale à Luxembourg S.A. 69 route d’Esch L - 2953 Luxembourg Grand Duchy of Luxembourg

LEGAL ADVISORS TO MEXICO

As to United States Law Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	As to Mexican Law Deputy Federal Fiscal Attorney for Financial Affairs Ministry of Finance and Public Credit Insurgentes Sur 795 Piso 12 Colonia Nápoles Ciudad de México, México, 03810

LEGAL ADVISORS TO THE UNDERWRITERS

As to United States Law Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	As to Mexican Law Ritch, Mueller y Nicolau, S.C. Av. Pedregal No. 24 Piso 10 Col. Molino del Rey Ciudad de México, México, 11040